As filed with the Securities and Exchange Commission on June 3, 1999
                                                      Registration No. 333 -
================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM S-2
                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933

                               HOMEFED CORPORATION
             (Exact name of Registrant as specified in its charter)

           DELAWARE                                             33-0304982
(State or other jurisdiction of                              (I.R.S. Employer
 incorporation or organization)                           Identification Number)

                                                            PAUL J. BORDEN
     1903 WRIGHT PLACE                                     1903 WRIGHT PLACE
         SUITE 220                                              SUITE 220
 CARLSBAD, CALIFORNIA 92008                           CARLSBAD, CALIFORNIA 92008
      (760) 918-8200                                         (760) 918-8200
(Address, including zip code                          (Name, address, including
   and telephone number,                                zip code, and telephone
  including area code of                                 number, including area
  registrant's principal                             code, of agent for service)
     executive offices)

                                   Copies to:
                             STEPHEN E. JACOBS, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                            NEW YORK, NEW YORK 10153
                                 (212) 310-8000


        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this Registration Statement.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), please check the following box. [ ]

     If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]______________

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]____________

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]____________

     If the delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE
============================= =============== ===================== ===================== =====================
                                                PROPOSED MAXIMUM      PROPOSED MAXIMUM
   TITLE OF EACH CLASS OF      AMOUNT TO BE      OFFERING PRICE      AGGREGATE OFFERING        AMOUNT OF
SECURITIES TO BE REGISTERED   REGISTERED(1)        PER SHARE             PRICE (1)        REGISTRATION FEE (2)
----------------------------- --------------- --------------------- --------------------- ---------------------
Common Stock,
par value $.01 per share....    50,675,812            N/A               $25,337,906              $7,044
============================= =============== ===================== ===================== =====================

(1) Estimated pursuant to Rule 457(c), solely for the purpose of calculating the registration fee, based on the average of high and low prices reported in the consolidated reporting system, as set forth in the OTC Daily Trading Summary, on May 27, 1999.
(2) The registration fees have been calculated pursuant to Section 6(b) of the Securities Act of 1933, as follows: $0.50, the average of high and low prices reported on May 27, 1999, multiplied by 50,675,812, the number of shares registered hereby, multiplied by .000278.

         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

================================================================================


9mz007

THIS INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT DISTRIBUTE THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES ANS IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IDS NOT PERMITTED.


                    Subject to completion, dated June 3, 1999



PROSPECTUS

                                50,675,812 SHARES
                               HOMEFED CORPORATION
                                  COMMON STOCK

THE TRUST:

o The trust was created on August 14, 1998 by Leucadia National Corporation for the benefit of Leucadia common shareholders as of August 25, 1998.

o Leucadia transferred to the trust all of the shares of HomeFed common stock owned by it, along with contracts to purchase additional HomeFed stock and the money necessary to acquire this stock. The HomeFed common stock to be owned by the trust will represent 89.6% of the HomeFed common stock to be outstanding on the date of the distribution (as we describe below). The trust does not hold any other assets.

o On August 25, 1998, Leucadia distributed beneficial interests in the trust to you, based on the number of Leucadia common shares you held on August 25, 1998.

o On or after July 5, 1999, the trust will purchase common stock from HomeFed under existing contracts.

THE DISTRIBUTION:

o The trust will distribute all of its HomeFed common stock to the holders of interests in the trust.

o For each Leucadia common share owned by you on August 25, 1998, you will receive approximately .794 shares of HomeFed common stock in the distribution.

o You will not have to pay for the HomeFed common stock you receive, will not have to surrender any Leucadia common shares, and will not have to take any other action in order to receive the HomeFed common stock.

         None of HomeFed, Leucadia or the trust will receive any proceeds from the distribution.

         HomeFed common stock is traded in the over-the-counter market and is not listed on any stock exchange.

         HOMEFED COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. PLEASE SEE "RISK FACTORS" BEGINNING ON PAGE 5.

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                  June 3, 1999.

                                TABLE OF CONTENTS

                                                                        Page


Summary Information  - Q&A................................................3
Risk Factors..............................................................5
Special Note Regarding Forward-Looking Information.......................12
Use of Proceeds..........................................................13
Price Range of HomeFed Common Stock and Dividend Information.............13
Capitalization...........................................................14
Selected Financial Data..................................................15
Management's Discussion and Analysis of Financial Condition
  and Results of Operations..............................................17
The Distribution.........................................................23
Our Company..............................................................27
Management...............................................................31
Certain Transactions.....................................................33
Description of HomeFed Common Stock......................................36
The Trust................................................................39
Validity of Shares.......................................................39
Experts..................................................................39
Where You Can Get Additional Information.................................39

                           SUMMARY INFORMATION -- Q&A

WHO IS HOMEFED?

HomeFed invests in and develops residential real estate projects in California. Its principal executive offices are located at 1903 Wright Place, Suite 220, Carlsbad, California 92008 and its telephone number is (760) 918-8200.

WHO IS THE TRUST?

The trust was formed by Leucadia National Corporation for the benefit of its shareholders as of August 25, 1998. Leucadia transferred to the trust all of the shares of HomeFed common stock owned by it, along with contracts for the purchase of additional shares of HomeFed common stock and the money necessary to make these purchases. Leucadia owned 41.2% of HomeFed common stock prior to this contribution. The sole business of the trust is to hold these assets. Following completion of the distribution, the trust will cease to exist.

WHAT IS BEING DISTRIBUTED?

The trust will distribute approximately 50,700,000 shares of HomeFed common stock. Following this distribution, approximately 56,600,000 shares of HomeFed common stock will be outstanding. The shares distributed in the distribution will represent approximately 89.6% of the HomeFed common stock outstanding at that time.

WHO IS ENTITLED TO THE DISTRIBUTION?

The trust will distribute the HomeFed common stock to holders of Leucadia common shares as of August 25, 1998. This means that if you held Leucadia common shares on August 25, 1998, you will be entitled to the distribution, even if you do not own any Leucadia common shares now or on the date of the distribution.

HOW MANY SHARES OF HOMEFED COMMON STOCK WILL YOU RECEIVE?

You will receive approximately 0.794 shares of HomeFed common stock for each Leucadia common share you owned on August 25, 1998. You will not receive fractional shares. If the number of shares issued to you would include a fraction of a share, you will receive an amount in cash for the fractional share.

WHEN WILL THE DISTRIBUTION TAKE PLACE?

On or after July 5, 1999, the trust will purchase from HomeFed shares of its common stock under the contracts that Leucadia transferred to the trust in 1998. Promptly after that, the trust will make the distribution. We will mail certificates for your shares of HomeFed common stock as soon as practicable after the date of distribution.

DO I HAVE TO DO ANYTHING TO RECEIVE HOMEFED COMMON STOCK IN THE DISTRIBUTION?

No. You will not have to pay any money, surrender any Leucadia common shares or do anything else in order to receive HomeFed common stock in the distribution.

WHAT IS THE REASON FOR THE DISTRIBUTION?

In August 1998, HomeFed needed equity financing to permit it to take advantage of the opportunity to become development manager of San Elijo Hills, a real estate development project in southern California owned by Leucadia. In order for Leucadia to provide this equity financing without restricting either HomeFed's ability to use its significant tax loss carryovers or Leucadia's ability to issue and/or repurchase its own securities, Leucadia concluded that it was necessary to distribute its HomeFed common stock to Leucadia's shareholders. The trust was established to facilitate the prompt distribution of the HomeFed common stock.

WILL THE DISTRIBUTION BE TAXABLE?

The dividend by Leucadia of interests in the trust resulted in a taxable dividend of $0.1426 for each Leucadia common share owned by you on August 25, 1998. The distribution of HomeFed common stock from the trust will not result in any additional tax to you.

WILL LEUCADIA HAVE ANY RELATIONSHIP WITH HOMEFED FOLLOWING THE DISTRIBUTION?

Since the dividend of trust interests on August 25, 1998, Leucadia has not owned any HomeFed common stock. HomeFed and Leucadia will continue to operate as independent public companies. HomeFed and Leucadia will, however, continue to have a relationship as a result of agreements entered into and facts existing prior to the distribution. These include:

o Leucadia Financial Corporation, a subsidiary of Leucadia, is the holder of HomeFed's $26,500,000 principal amount collateralized note (which is carried in our financial statements at $20,300,000).
         Accordingly, Leucadia Financial is HomeFed's principal creditor.

o Leucadia Financial provides administrative services to HomeFed, including the services of HomeFed's President and its Secretary/Treasurer.

o HomeFed is the development manager for the San Elijo Hills residential real estate project. That project is owned by a subsidiary of Leucadia.

o The Leucadia subsidiary that owns the San Elijo Hills project has agreed to purchase (or to designate an affiliate to purchase) approximately $66,100,000 of bonds to be issued by the City of San Marcos, California Redevelopment Agency. These bonds will provide a substantial portion of the financing that will be used to build infrastructure and school facilities serving the San Elijo Hills project.

o Leucadia is an investor in Otay Land Company, LLC, a subsidiary of HomeFed that owns land in southern California. Otay Land Company's net income will be distributed only to Leucadia, until Leucadia has been paid back its $10,000,000 preferred capital investment, together with a 12% return on its investment. Until Leucadia has been paid in full, we will not receive any distribution from Otay.

o Four of HomeFed's six directors are executive officers of Leucadia or its subsidiaries, and two of these directors, Ian M. Cumming and Joseph
         S. Steinberg, are directors and principal shareholders of Leucadia. Mr. Cumming is also Chairman of Leucadia and Mr. Steinberg is President of Leucadia.

WILL HOMEFED PAY DIVIDENDS ON ITS STOCK?

HomeFed does not anticipate paying dividends in the foreseeable future.

WILL THE HOMEFED COMMON STOCK BE LISTED ON A STOCK EXCHANGE?

HomeFed common stock is not listed on a stock exchange. Trading in HomeFed common stock takes place in the over-the-counter market. We cannot assure you that an active trading market in the shares will develop after the distribution.

                                  RISK FACTORS

         An investment in our stock involves risks. Beneficiaries of the trust who receive HomeFed common stock in the distribution should carefully consider the following risk factors, as well as the other information contained in this prospectus. These are not the only risks that HomeFed faces. Additional risks not presently known to us or that we currently deem immaterial also may impair our business operations. In addition, this prospectus contains forward-looking statements that involve risks and uncertainties.

                         RISKS RELATING TO OUR BUSINESS

OUR LIMITED OPERATING HISTORY MAKES IT DIFFICULT TO EVALUATE OUR BUSINESS.

         HomeFed came out of bankruptcy in July 1995. As a result, we have a limited operating history on which you can base your evaluation of our business and prospects. We have been in the business of developing California real estate since our founding in 1988. However, the focus of our business has recently changed from the sale to homebuilders of developed and undeveloped lots in bulk to the development of master planned communities. As a result, we expect that our future revenues will be derived from management fees and profit participations related to the development of master planned communities rather than the sale of developed and undeveloped lots. However, we cannot assure you that we will not engage in other activities or businesses that may be unrelated to our current business.

WE HAVE A HISTORY OF LOSSES AND EXPECT TO SUSTAIN LOSSES IN THE FUTURE.

         We have had net losses since emerging from bankruptcy in 1995. For the quarter ended March 31, 1999, we had a net loss of approximately $1,400,000 and for the year ended December 31, 1998, we had a net loss of approximately $4,300,000. We had an accumulated deficit of approximately $9,400,000 at March 31, 1999.

         Real estate development requires a substantial investment of capital, a significant portion of which is expended before any revenues may be realized. In the past, we were dependent upon the cash flow, if any, from the sale of real estate. In the future, we will be dependent upon the cash flow, if any, from management fees and profit participations in order to pay our expenses, including debt service payments. Our ability to fund the cost of providing services to the San Elijo Hills project (we describe this project under the caption "Our Company") after 1999 will depend significantly upon the receipt of fees under the San Elijo Hills development agreement. If at any time in the future our cash flow is insufficient to meet our cash requirements, we could be forced to sell assets or seek to borrow funds. Any additional financing would have to be uncollateralized or would require the consent of Leucadia Financial. Accordingly, we may be unable to obtain financing at favorable rates from sources other than Leucadia Financial. If we cannot achieve operating profitability or positive cash flows from operating activities, we may not be able to meet our debt service or working capital requirements.

OUR EXISTING DEBT MAY ADVERSELY AFFECT OUR FINANCIAL AND OPERATING FLEXIBILITY.

         As of March 31, 1999, we had borrowed $26,500,000 from Leucadia Financial. All of our assets are pledged to collateralize this borrowing. This has important consequences for us, including:

     o our ability to borrow additional amounts for working capital, debt service requirements, capital expenditures or acquisitions is limited;

     o a substantial portion of our cash flow from operations will be required to make debt service payments;

          o our ability to capitalize on significant business opportunities may be limited and our flexibility to react to changes in competitive pressures and general economic conditions may be reduced;

          o we could be at a competitive disadvantage with respect to less highly leveraged companies with which we compete; and

          o we may be more vulnerable in the event of a downturn in the economy or a disruption in our business.

THE NATURE OF OUR BUSINESS MAY RESULT IN FLUCTUATING OPERATING RESULTS AND FINANCIAL PERFORMANCE.

         Our real estate projects are very long term in nature. Obtaining entitlements required before development of a project can begin often takes several years. In the case of the San Elijo Hills project, the entitlement process began in 1981-1982. Sales activity at our real estate developments varies from period to period, and the ultimate success of any community cannot be determined from results in any particular period or periods. A community may generate significantly higher sales when first presented for sale (whether because of local pent-up demand or other reasons) than it does during later periods over the life of the community. Our revenues and earnings also are affected by period-to-period fluctuations, the mix of product, subdivisions and home closings among our communities and other operations. As a result, the timing and amount of revenues arising from capital expenditures are subject to considerable uncertainty. If we are unable to effectively manage cash flows from operations, this would have an adverse effect on our ability to service our debt and to meet working capital requirements.

FAILURE TO OBTAIN FINAL ENVIRONMENTAL APPROVAL OF THE SAN ELIJO HILLS PROJECT COULD AFFECT OUR RESULTS OF OPERATIONS.

         The San Elijo Hills project is subject to final municipal and court approvals of an environmental impact report. A draft of the report is under review by the municipality. Pending finalization and approval of that report by the municipality and the court, the project is subject to being delayed or stopped. We cannot predict when the municipality and the court will act on the report or whether the report will be approved. As a result, our fee income and/or profit participation from the San Elijo Hills project could be delayed or eliminated. If this happens, we could have difficulty meeting our debt service and working capital requirements.

THERE IS RISK IN OUR GEOGRAPHIC CONCENTRATION.

         Our development activities are focused on locations in southern California. Therefore, our business depends to a significant degree on relocation by Californians and residents of other states and countries to southern California, in addition to other local market conditions. The geographic concentration of our business and limited number of projects in development may create increased vulnerability to regional economic downturns or other events that have a negative effect on any of our projects. A decline in the California economy could also have an adverse effect on our financial condition.

THE SAN ELIJO HILLS PROJECT'S LOCATION NEXT TO A LANDFILL AND RESOURCE RECOVERY FACILITY MAY AFFECT THE PROFITABILITY OF THE PROJECT.

         The San Elijo Hills community is located next to the San Marcos Landfill and the North County Resource Recovery Facility. The landfill ceased accepting waste on March 11, 1997 and its owner is preparing and processing a landfill closure plan with regulatory agencies. The resource recovery facility is not presently processing solid waste and the facility owner lacks a permit from the city that would be needed to operate the facility. The owners of these facilities will provide landscaping and gas collection measures for these sites. We cannot assure you that the landscaping and gas collection measures will be adequate to counteract any quality of life issues resulting from the project's location. As a result, we cannot assure you that the presence of the closed landfill or the unused facility will not have a negative effect on sales of property at San Elijo Hills. A reduced ability to sell property at San Elijo Hills would reduce the fees payable to us as development manager of that project.

THE PROFITABILITY OF THE SAN ELIJO HILLS PROJECT COULD BE ADVERSELY AFFECTED BY THE PROJECT OWNER'S OBLIGATION TO PURCHASE CITY OF SAN MARCOS REDEVELOPMENT BONDS.

         A substantial portion of the financing for both infrastructure and school facilities serving the San Elijo Hills project is expected to be provided by approximately $66,100,000 principal amount of bonds to be issued by the City of San Marcos Redevelopment Agency. These bonds can be sold to the public; if not, the project owner, which is a subsidiary of Leucadia, will be required to purchase the bonds. The project owner may also designate an affiliate, which could be Leucadia, to purchase the bonds. Approximately $37,000,000 of the proceeds received from the issuance of the bonds will be used to reimburse the project owner for project infrastructure and school site costs.

         If the public offering of these bonds is not successful and the project owner is required to buy these bonds, we have no ability to control whether the project owner will designate an affiliate to make the required purchases. Leucadia has the sole ability to make this determination. If the project owner (rather than an affiliate or the public) buys these bonds, the amount and the timing of the payment to us of any profit participation from this project would be adversely affected. This would have an adverse affect on our ability to service our debt and to meet our working capital requirements.

THE FAILURE OF THE CITY OF SAN MARCOS TO ESTABLISH COMMUNITY FACILITIES DISTRICTS FOR THE SAN ELIJO HILLS PROJECT COULD DELAY DEVELOPMENT OF THE PROJECT AND ADVERSELY AFFECT ITS PROFITABILITY.

         The City of San Marcos has agreed to complete proceedings to establish a Community Facilities District that will issue tax supported public bonds to finance neighborhood improvements in the San Elijo Hills project. If the City of San Marcos fails to establish this district and issue these bonds, the profitability of the project will be adversely affected because

          o    development of the project would be significantly delayed,

          o    future lot prices would be reduced and

          o the project owner would not be able to deliver lots currently under contract in accordance with the terms of those contracts, resulting in reduction of the contract price, delays in the closing, or the termination of these contracts.

If the profitability of the project is reduced, or the timing of sales is delayed, profit participation fees payable to us as development manager of the project could be deferred, reduced or eliminated. This could have an adverse affect on our ability to service our debt and to meet our working capital requirements.

CONTROL OF HOMEFED BY TWO INDIVIDUALS WILL REDUCE OTHER STOCKHOLDERS' ABILITY TO CONTROL OUR BUSINESS.

         Following the distribution, Messrs. Ian M. Cumming and Joseph S. Steinberg and their families and related trusts will, together, own approximately 28.1% of our common stock. Accordingly, they may be able to elect a majority of the directors and control our management and affairs. In addition, Mr. Cumming and Mr. Steinberg are principal shareholders, directors and the Chairman and President, respectively, of Leucadia.

WE DO NOT INTEND TO PAY DIVIDENDS ON OUR COMMON STOCK.

         We have not paid cash dividends on our common stock since emerging from bankruptcy and do not anticipate paying cash dividends in the foreseeable future. We intend to retain any cash flow to pay expenses, meet debt service requirements and provide for the development and growth of our company.

WE CANNOT PREDICT WHETHER A LIQUID MARKET FOR OUR COMMON STOCK WILL DEVELOP AFTER THE DISTRIBUTION.

         Our common stock has been traded in the over-the-counter market, and has been listed on the OTC Bulletin Board under the symbol "HFDC." The market for our common stock is very limited due to the low trading volume and the small number of brokerage firms acting as market makers. We cannot assure you that an active trading market for our common stock will develop or, if an active market does develop, the depth of the trading market for the common stock and whether or not it will continue. As a result, the ability to buy and sell shares of our common stock may be limited. Until an orderly market in HomeFed common stock develops, the price at which the stock trades may fluctuate significantly and may be higher or lower than the price that would be expected for an established issue. The price of HomeFed common stock will be determined in the marketplace and may be influenced by many factors, including:

          o    the depth and liquidity of the market for HomeFed common stock,

          o    developments affecting our business generally;

          o    HomeFed's dividend policy;

          o investor perception of our business and the real estate development industry generally; and

          o    general economic and market conditions.

OUR ABILITY TO USE OUR NET OPERATING LOSS CARRYOVERS, AS WELL AS THE BENEFIT FROM THESE LOSS CARRYOVERS, COULD BE LIMITED.

         At December 31, 1998, we had net operating loss carryovers of approximately $266,245,000 available to reduce our future federal income tax liabilities. If we earn taxable income that would permit us to use these loss carryovers, the benefit to us may be reduced because we are subject to the alternative minimum tax rate of 20%.

         Our ability to use these loss carryovers could be lost if we were to experience more than a 50% change in ownership over any three-year period, all as defined and governed by Section 382 of the Internal Revenue Code. Although the trust's purchase of HomeFed stock and its distribution to you will not result in a proscribed change in ownership for tax purposes, additional future changes, when combined with the significant ownership change to occur as a result of the trust's purchase, could result in the application of the tax loss limitation rules. If we were to lose the benefits of these loss carryovers, any future earnings and cash resources would be materially and adversely affected.

OUR CHARTER MAY RESTRICT YOUR ABILITY TO BUY OUR COMMON STOCK.

         In order to protect our tax loss carryovers, our common stock is subject to transfer restrictions contained in our restated certificate of incorporation. These restrictions are designed to regulate transfers to, or that will result in a person becoming, a five percent stockholder under governing federal tax rules. In appropriate circumstances, these restrictions may be waived by the board of directors. You should carefully monitor your ownership of common stock (and any future securities that may constitute "HomeFed Common Stock" for purposes of the transfer restriction) and should consult your own legal advisors and/or HomeFed to determine whether your percentage stock ownership approaches the proscribed level. All certificates representing common stock distributed in the distribution will bear a legend indicating that they are subject to this transfer restriction.

ANTI-TAKEOVER PROVISIONS OF DELAWARE LAW AND OUR TRANSFER RESTRICTIONS COULD IMPEDE OR DISCOURAGE A THIRD-PARTY ACQUISITION OF OUR COMPANY.

         HomeFed is a Delaware corporation. Anti-takeover provisions of Delaware law impose various impediments to the ability of a third party to acquire control of our company, even if a change in control would be beneficial to our existing stockholders. Our incorporation under Delaware law, as well as the restrictions on transferability of our common stock contained in our restated certificate of incorporation, could impede a merger, takeover or other business combination involving our company or discourage a potential acquiror from making a tender offer for our common stock. This could reduce the market value of our common stock.

PROPERTY IN CALIFORNIA IS AT RISK FROM EARTHQUAKES.

         Although research on earthquake prediction has increased in recent years, it cannot be predicted when and where an earthquake will occur. We do not intend to obtain earthquake insurance for our projects unless required. An earthquake could cause structural damage or destroy our projects, which could have an adverse financial impact on us.

UNDER CALIFORNIA LAW WE COULD BE LIABLE FOR SOME CONSTRUCTION DEFECTS IN HOMES BUILT ON LAND THAT WE DEVELOP.

         California law imposes some liabilities on developers of land on which homes are built. Although we do not expect to build homes ourselves, we are involved in the planning and construction of infrastructure improvements and grading of the entire site. Grading will include cuts, fills and the construction of slopes. Future construction defect litigation could be based on a strict liability theory based on our involvement in the project or it could be related to infrastructure improvements or grading. We maintain insurance and require that our contractors and home builders also maintain insurance. However, we can not assure you that this insurance will be adequate to cover all risks.


                         RISKS RELATING TO OUR INDUSTRY

WE MAY BE AFFECTED BY REAL ESTATE, ECONOMIC AND OTHER CONDITIONS GENERALLY.

         The real estate industry can be volatile and is affected by changes in national, global and local economic conditions. We may also be affected by events such as employment levels, availability of financing, interest rates, consumer confidence and the demand for housing and other types of construction. We are subject to various risks, many of which are outside our control, including:

          o real estate market conditions (both in southern California, where our communities are located, and in areas where potential customers reside);

          o    decreased consumer spending for housing;

          o    changing demographic conditions;

          o    competitive overbuilding;

          o adverse weather conditions and natural disasters, such as earthquakes, mudslides, landslides, hurricanes, tornadoes and wildfires;

          o    delays in construction schedules and cost overruns;

          o    changes in government regulations or requirements;

          o    increases in real estate taxes and other local government fees;
               and

          o    availability and cost of land, materials and labor.

         A negative development caused by any of these factors could have a material adverse effect on our financial condition.

OUR BUSINESS IS SENSITIVE TO INTEREST RATES AND THE ABILITY OF CONSUMERS TO OBTAIN MORTGAGE FINANCING.

         The builders who purchase land from us generally sell that land with buildings or other improvements to purchasers of homes. The ability of these ultimate buyers to finance their purchases is generally dependent on their personal savings and availability of third party financing. As a result, demand for housing and consequently, the land that we sell, will be adversely affected by increases in interest rates, unavailability of mortgage financing, increasing housing costs and unemployment levels. Levels of income and savings, including retirement savings, available to home purchasers can be affected by declines in the capital markets. If mortgage interest rates increase or the capital markets decline or undergo a major correction, the ability of prospective buyers to purchase homes will be adversely affected. This may affect our customers' sales and have an adverse effect on our financial condition.

WE FACE SIGNIFICANT COMPETITION FROM OTHER REAL ESTATE DEVELOPERS AND HOMEBUILDERS, WHICH MAY HAVE AN ADVERSE EFFECT ON OUR FINANCIAL CONDITION.

         Our planned community development and other real estate operations face substantial competition. Some of our current and potential competitors have longer operating histories and greater financial, sales, marketing, technical and other competitive resources. Competition may have an adverse effect on our financial condition.

INCREASED DEVELOPMENT COSTS MAY BE BEYOND OUR CONTROL.

         Changes in development plans and specifications, delays due to compliance with governmental requirements or imposition of fees not yet levied, or other delays resulting from adverse weather, strikes or energy shortages, shortages of material for construction, inflation, environmental, zoning, title or other legal matters, as well as other unknown contingencies could cause development costs to exceed the amounts produced by any project. In the event that costs exceed funds available, our ability to complete development of projects or to otherwise perform our commitments under development agreements will depend upon our ability to supply additional funds. We cannot assure you that we will have adequate funds available for that purpose. Because we are largely funded by borrowings, any delays in development may have an adverse impact on the cash flow and long-term success of HomeFed.

THE EXTENDED TIME FRAME FROM THE DATE OF AN INVESTMENT IN A PROJECT UNTIL ITS EXPECTED PROFITABILITY MAKES OUR BUSINESS RISKY.

         Our communities will be developed over time. Therefore, our medium- and long-term profitability will be dependent on our ability to develop and market our projects successfully. Committing the financial and managerial resources to develop a community involves significant risks. Before a community generates any revenues, material expenditures are required, among other things, to obtain development approvals, to construct project infrastructure, recreation centers, model homes and sales facilities and, where opportunities are suitable and appropriate, to acquire land. It generally takes several years for a community under development to achieve cumulative positive cash flow. We cannot assure you that we will be able to successfully develop and market our communities. An inability to develop and market our communities successfully and to generate positive cash flows from these operations in a timely manner would have an adverse effect on our ability to service debt and to meet our working capital requirements.

UNINSURED LOSSES COULD HAVE A NEGATIVE EFFECT ON OUR BUSINESS.

         Insurance against certain risks, such as earthquakes and/or floods, may be unavailable or only available at very high rates or in amounts that are less than the full market value or replacement cost of our projects. In addition, there can be no assurance that particular risks that are currently insurable will continue to be insurable on an economical basis or that current levels of coverage will continue to be available. If a loss occurs that is partially or completely uninsured, we could lose all or part of our investment. We may be jointly and severally liable for any uninsured or underinsured personal injury, death or property damage claims.

LAWS AND GOVERNMENTAL REGULATIONS MAY DELAY COMPLETION OF OUR PROJECTS AND IMPOSE LIABILITY FOR HAZARDOUS MATERIALS PRESENT ON OUR PROPERTIES.

         Our business is subject to extensive federal, state and local regulation. Governmental agencies have broad discretion in administering these regulations, including "no growth" or "slow growth" policies. This can prevent, delay or significantly increase the costs of our developments. Compliance with environmental regulations may significantly increase the costs of our projects. Various governmental approvals and permits are required throughout the development process, and we cannot assure you that we will receive (or will receive in a timely fashion) these approvals or permits. If we incur substantial compliance costs or delays and other regulatory burdens this could have a material adverse effect on our operations.

         Various federal, state and local laws subject property owners or operators to liability for the costs of removal or remediation of certain hazardous substances released on a property. These laws often impose liability without regard to whether the owner knew of, or was responsible for, the release of the hazardous substances. Although we will try to become aware of any environmental problem with regard to any property before committing to manage or acquire it, the occurrence of health problems or other dangerous conditions caused by other work on the property may only become apparent after a lengthy period of time. As a result, we cannot assure you that there are no environmental risks with respect to any properties that we own or manage. The presence of any of these hazardous substances at one or more of our properties, and responsibility for the removal or remediation of any substances, may result in significant cost to us.

         In addition, the construction of improvements on property that we own or manage may be adversely affected by regulatory, administrative, enforcement or requirements of local, state or federal agencies affecting the use of the property for its intended purpose including, without limitation, habitat conservation or the protection of threatened or endangered species of plants and animals, and land use controls. Restrictions may also relate to air and water quality standards, noise pollution and indirect environmental impacts, such as increased motor vehicle activity. Changes in policies may result in substantial delays or the imposition of new conditions or restrictions on the ability to obtain permits and approvals for a project, which could have a material adverse effect on our operations.

DAMAGE TO PROPERTY OR CONDEMNATION CREATES RISKS IN OWNING OR DEVELOPING
PROPERTY.

         During the term of a project, the property that we own or manage may be damaged. We, or the project owner, could incur liability in connection with the improvement of the property, or all or a portion of the property could become subject to an eminent domain or inverse condemnation action.

               SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

         The statements contained or incorporated by reference in this prospectus that are not historical facts are "forward-looking statements," as that term is defined in the Private Securities Litigation Reform Act of 1995. These statements include all discussions of strategy as well as statements that contain forward-looking expressions such as "believe," "estimate," "expect," "intend," "may," "will," "should," or "anticipate." In addition, from time to time, we or our representatives have made or may make forward-looking statements, orally or in writing. Furthermore, forward-looking statements may be included in our filings with the SEC as well as in press releases or oral presentations made by or with the approval of one of our authorized executive officers.

         We caution you to bear in mind that forward-looking statements, by their very nature, involve assumptions and expectations and are subject to risks and uncertainties. Although we believe that the assumptions and expectations reflected in the forward-looking statements contained in this prospectus are reasonable, we cannot assure you that those assumptions or expectations will ultimately be correct. Important factors that could cause actual results to differ materially from our expectations are disclosed in this prospectus, including under the caption "Risk Factors." These factors include the following:

          o deteriorating general economic conditions in the United States or in southern California, in particular, because that is where our current projects are located,

          o decreased consumer spending, particularly among those consumers who drive sales by builders that comprise our primary customer base, and

          o increased competition from other developers, including developers with more resources than we have.

         Additional information on factors that may affect the business and financial results can be found in our filings with the SEC. All forward-looking statements should be considered in light of these risks and uncertainties. We assume no responsibility to update forward-looking statements made in this prospectus.

                                 USE OF PROCEEDS

         None of HomeFed, the trust formed for Leucadia shareholders, or Leucadia will derive any proceeds from this distribution of HomeFed common stock.

          PRICE RANGE OF HOMEFED COMMON STOCK AND DIVIDEND INFORMATION

         The following table sets forth for the periods indicated the high and low sales price of HomeFed common stock.

                                                           High                       Low
                                                    -------------------         ------------------
Year ended December 31, 1997
     First Quarter                                $      0.50                 $      0.03125
     Second Quarter                                      0.375                       0.0625
     Third Quarter                                       0.375                       0.0625
     Fourth Quarter                                      0.375                       0.0625
Year ended December 31, 1998
     First Quarter                                $      0.3125               $      0.0625
     Second Quarter                                      0.3125                      0.03125
     Third Quarter                                       0.3125                      0.01
     Fourth Quarter                                      0.4375                      0.03125
Year ended December 31, 1999
     First Quarter                                $      0.30                 $      0.03125
     Second Quarter (through May 27, 1999)               0.6875                      0.03125


         Our common stock is traded in the over-the-counter market. The common stock is not listed on any stock exchange, and price information is not regularly quoted on any automated quotation system. The prices listed above are based on bid quotations, as published by the National Association of Securities Dealers OTC Bulletin Board Service, and represent interdealer prices without retail mark-up, mark-down or commission. These prices may not necessarily represent actual transactions. On May 27, 1999, the closing price for HomeFed common stock was $0.50 per share. As of that date, there were approximately 10,400 stockholders of record.

         We have not declared dividends on the common stock during 1996, 1997 or 1998 and do not intend to pay dividends for the foreseeable future.

         Our common stock does not currently meet the minimum requirements for listing on a national securities exchange or inclusion in the Nasdaq Stock Market.

         The transfer agent for our common stock is American Stock Transfer & Trust Company, 40 Wall Street, New York, New York 10005.

                                 CAPITALIZATION

         The following table shows our capitalization at March 31, 1999. Actual capitalization is shown together with capitalization as adjusted to show the effect the sale of additional shares of common stock to the trust would have had if it had occurred on March 31, 1999. You should read this table with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements included in this prospectus.

                                                                                        March 31, 1999
                                                                                        --------------
                                                                                Actual             As Adjusted
                                                                                ------             -----------
                                                                                     (In thousands, except
                                                                                      per share amounts)
Debt:
     Note payable......................................................        $   20,320           $   20,320
Advance under common stock subscription................................             6,710              --
Stockholders' deficit:
     Common stock, $.01 par value; 100,000,000
     shares authorized, 10,000,000 issued
     and outstanding, 56,557,826 as adjusted...........................               100                  566
     Additional paid-in-capital........................................           346,919              354,833
     Accumulated deficit...............................................          (356,428)            (356,428)
                                                                               -----------          -----------
          Total stockholders' deficit..................................            (9,409)              (1,029)
                                                                               -----------          -----------
              Total capitalization.....................................        $   17,621           $   19,291
                                                                               ===========          ===========

Book value per share                                                           $    (0.94)          $    (0.02)
                                                                               ==============       ===========

                             SELECTED FINANCIAL DATA

         The following selected financial data have been summarized from our consolidated financial statements and are qualified in their entirety by reference to, and should be read in conjunction with, these consolidated financial statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                               Three Months Ended
                            --------------------------
                                    March 31,                               Year Ended December 31,
                            --------------------------  ----------------------------------------------------------------
                             1999(a)         1998         1998        1997         1996         1995           1994
                            -----------   ------------  ----------  ----------  -----------  -----------   -------------
                                   (Unaudited)          (In thousands, except per share amounts)
SELECTED INCOME
STATEMENT DATA:
   Sales of residential and
     commercial properties  $  2,250      $   891       $  5,752    $  4,011     $  8,988     $  9,422      $  4,484
   Gross profit (loss)            32           (3)            38         (37)        (464)         426            66
   Interest expense              584          772          2,828       2,997        3,063        1,458          -
   Loss from operations       (1,456)        (923)        (4,545)     (3,864)      (6,424)      (2,435)       (3,020)
   Reorganization items-
     expenses                   -              -            -           -           -           (1,924)       (1,424)
   Loss before
     extraordinary item       (1,412)        (862)        (4,273)     (3,577)      (6,297)      (4,161)       (4,294)
   Extraordinary item:
     Extinguishment of debt
     - bankruptcy               -              -            -           -           -          108,881          -
   Net earnings (loss)        (1,412)        (862)        (4,273)     (3,577)      (6,297)     104,720        (4,294)
   Per share:
   Basic earnings (loss)
     per common share:
     Loss before
     extraordinary item     $ (0.14)      $ (0.09)      $  (0.43)   $ (0.36)      $ (0.63)    $  (0.42)     $  (0.43)
     Extraordinary item          -             -              -           -          -           10.89           -
                            --------      --------        ------    --------    ---------    ---------      ---------
       Net earnings (loss)  $ (0.14)      $ (0.09)         (0.43)   $ (0.36)     $  (0.63)    $  10.47      $   (0.43)
                            ========      ========        ======    ========    =========    =========      =========

   Diluted earnings (loss)
     per common share:
     Loss before
       extraordinary item   $ (0.14)      $ (0.09)      $  (0.43)   $ (0.36)     $ (0.63)     $  (0.09)     $   (0.43)
     Extraordinary item          -             -              -           -          -            3.35               -
                            --------      --------        ------    --------    ---------    ---------      ---------
       Net earnings (loss)  $ (0.14)      $ (0.09)         (0.43)   $ (0.36)     $ (0.63)     $   3.26      $   (0.43)
                            ========      ========        ======    ========    =========    =========      =========



                                                                   (continued)

                                       15

                                   At March 31,                            At December 31,
                                   --------------  ----------------------------------------------------------------
                                      1999(a)         1998        1997         1996         1995          1994
                                   --------------  -----------  ----------  -----------   ----------   ------------
                                    (Unaudited)        (In thousands, except per share amounts)
SELECTED BALANCE
SHEET DATA:
   Land and real estate held
     for development                    $ 23,090      $ 4,636      $ 9,652    $ 13,528      $ 22,069     $ 21,139
   Total assets                           28,672       19,251       15,457      17,091        26,851       23,387
   Notes payable to Leucadia
     Financial Corporation                20,320       19,736       26,085      23,877        26,996        1,199
   Other notes payable                         -            -            -           -           126          173
   Stockholders' deficit                  (9,409)      (7,997)     (10,739)     (7,162)         (865)    (106,845)
   Shares outstanding                     10,000       10,000       10,000      10,000        10,000       10,000
   Book value per share                 $  (0.94)     $ (0.80)     $ (1.07)    $ (0.72)     $  (0.09)    $ (10.68)

         Basic earnings (loss) per common share and book value per common share were calculated assuming the 10,000,000 shares of common stock issued on July 3, 1995 were the only shares outstanding for all years presented. Book value per common share calculations based upon the pre-effective date outstanding shares are not meaningful.


-------------------------

         (a) We have an investment in Otay Land Company, LLC. During the first quarter of 1999, the limited liability company agreement governing this investment was amended. As a result, we now have the ability to control Otay Land Company. Accordingly, Otay Land Company has been included in our consolidated financial statements as of March 31, 1999. We previously had accounted for this investment under the equity method of accounting. As a result, land and real estate held for development increased by $20,560,000, minority interest increased by $10,000,000 and investment in Otay Land Company was reduced to zero.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

         The purpose of this section is to discuss and analyze HomeFed's consolidated financial condition, liquidity and capital resources and results of operations. You should read this discussion in conjunction with the consolidated financial statements and related notes that are included in this prospectus.

LIQUIDITY AND CAPITAL RESOURCES

         For the three-month period ended March 31, 1999, net cash was provided by operating activities, principally from sales of residential properties. For the three-month period ended March 31, 1998, net cash was used in operating activities, principally to fund interest and general and administrative expenses.

         For the years ended December 31, 1998, 1997 and 1996, net cash was provided by operating activities, principally from sales of real estate. Our principal sources of funds are dividends or borrowings from subsidiaries, fee income that we may earn from the San Elijo Hills project and amounts receivable and advanced pursuant to the stock purchase agreements with Leucadia described below. We are dependent upon the cash flow, if any, from the sale of real estate and management fees in order to pay expenses, including our debt service payments.

         We expect that cash on hand, together with cash generated from lot sales and the remaining purchase price due under the August 1998 stock purchase agreement with Leucadia (which we describe below) will be sufficient to meet our cash flow needs for the foreseeable future. However, our ability to provide services under the San Elijo Hills development agreement after 1999 will depend significantly upon our receipt of fees under that development agreement. If at any time in the future our cash flow is insufficient to meet our cash requirements, we could sell real estate projects held for development or seek to borrow funds. However, any financing would have to be uncollateralized or would require the consent of Leucadia Financial because all of our assets are pledged to collateralize our $26,500,000 borrowing from Leucadia Financial. Accordingly, we may be unable to obtain financing at favorable rates from sources other than Leucadia Financial.

         In 1998, we agreed to sell additional common stock to Leucadia in connection with the development agreement and the restructuring of our convertible note and related loan agreement with Leucadia Financial.

         In August 1998, we entered into the development agreement with a subsidiary of Leucadia that is the owner and master developer of San Elijo Hills. Under this development agreement, we are the development manager of the San Elijo Hills project, a master planned community to be sold in phases to home builders for development of approximately 3,400 homes expected to be completed over the next ten years. As development manager, we are responsible for the overall management of the project, including arranging financing, coordinating marketing and sales activity, and acting as construction manager. The development agreement provides that we will receive certain fees in connection with the project. These fees consist of marketing, field overhead and management service fees. They are based on a fixed percentage of gross revenues of the project and are expected to cover our cost of providing services under the development agreement. The development agreement also provides for a success fee to HomeFed out of the project's net cash flow, if any, as described below, up to a maximum amount. Whether the success fee, if it is earned, will be paid to HomeFed prior to the conclusion of the project will be at the discretion of the project owner.

         To determine "net cash flow" for purposes of calculating the success fee, all cash expenditures of the project will be deducted from total revenues of the project. Examples of "expenditures" for these purposes include land development costs, current period operating costs and indebtedness, either collateralized by the project (approximately $34,900,000 at March 31, 1999) or owed by the project's owner to Leucadia (approximately $37,300,000 at March 31, 1999). As a success fee, we are entitled to receive payments out of net cash flow, if any, up to the aggregate amount of indebtedness that is either collateralized by the project or paid to Leucadia or its affiliates ($72,200,000 at March 31, 1999). The balance of net cash flow (if any) will be paid to us and the project owner in equal amounts. However, the amount of the success fee cannot be more than 68% of net cash flow minus the amount of indebtedness. There can be no assurance, however, that we will receive any success fee at all for this project. We believe that any success fee that we may receive will be our principal source of net income earned through our participation in the San Elijo Hills project.

         As of August 14, 1998, HomeFed and Leucadia Financial entered into a new loan agreement that restructured the convertible note originally issued by us in 1995 to fund our bankruptcy plan and the related loan agreement. The restructured note:

          o has a principal amount of approximately $26,500,000 (which includes additions to principal from accrued and unpaid interest on the original note to the date of the restructuring, as permitted under its terms),

          o    extends the maturity date from July 3, 2003 to December 31, 2004,

          o    reduces the interest rate from 12% to 6%, and

          o    eliminates the convertibility feature of the original note.

We pay interest only on the restructured note on a quarterly basis. The principal of the restructured note is not due to be repaid until December 31, 2004. During the year ended December 31, 1998, we paid Leucadia Financial approximately $2,162,000 in interest on the original note and the restructured note.

         In August and October 1998, HomeFed entered into two stock purchase agreements with Leucadia, pursuant to which we agreed to sell an aggregate of 46,557,826 additional shares of common stock to Leucadia for a total purchase price of $8,380,000. In connection with these stock purchase agreements, during 1998 Leucadia advanced to HomeFed $6,710,000 of the total purchase price. This amount is refundable in the event that closings under the stock purchase agreements do not occur. The stock purchase agreements provide that the balance of the purchase price will be paid at closing and that the closings will occur on or after July 5, 1999, subject to the satisfaction of certain conditions that we expect will be satisfied. In 1998, Leucadia assigned the stock purchase agreements to the trust. When the stock is purchased, the trust will own 89.6% of all HomeFed common stock then outstanding. The trust has told HomeFed that, as promptly as practicable following the purchases under the stock purchase agreements and the effectiveness of the registration statement of which this prospectus forms a part, the trust intends to distribute to its beneficiaries all of the HomeFed common stock it owns. After giving effect to the stock purchases by the trust, the 5,882,014 shares of common stock currently held by stockholders other than the trust will represent approximately 10.4% of HomeFed's outstanding common stock. After the distribution of stock by the trust, Joseph S. Steinberg, a director of HomeFed and a director and President of Leucadia, will beneficially own approximately 12.7%, and Ian M. Cumming, Chairman of the Board of Directors of Leucadia, will beneficially own approximately 13.9%, of HomeFed's outstanding common stock.

         In 1998 and 1997, we entered into agreements pursuant to which we sold 81 residential lots at the Paradise Valley project (described under "Our Company -- Our Current Development Projects") for $3,611,000 ($2,719,000 in 1998), less closing costs. In the first quarter of 1999, we sold the remaining 75 residential lots at the Paradise Valley project for $2,250,000, less closing costs. We have continuing obligations with respect to this project, including the obligation to construct a recreation center. We estimate that construction of the recreation center for the Paradise Valley community will be completed at a cost of approximately $1,100,000. We have provided a $1,000,000 letter of credit for this obligation, which is collateralized by a $1,000,000 deposit. We anticipate that construction of the recreation center will begin in 1999.

         In February 1999, one of HomeFed's consolidated partnerships placed approximately $197,000 on deposit with a financial institution in Salt Lake City, Utah to secure a standby letter of credit. The letter of credit was issued to guaranty the partnership's obligation to complete landscape, irrigation and fencing improvements at the Paradise Valley project.

         In connection with an indemnity agreement to a third party surety, a HomeFed subsidiary is required to (1) maintain a minimum net worth of $5,000,000 and a minimum cash balance of $400,000 or (2) provide an irrevocable letter of credit. Based upon current estimates, the amount of the letter of credit required to satisfy this obligation would be approximately $460,000. We have not elected to deliver this letter of credit, although we may choose to do so in the future if we determine that the minimum net worth requirement restricts operating flexibility.

         In October 1998, we and Leucadia formed Otay Land Company, LLC. Through March 31, 1999, we invested $10,575,000 as capital and Leucadia invested $10,000,000 as a preferred capital interest. We are the manager of Otay Land Company. In 1998, Otay Land Company purchased approximately 4,800 acres of land that is part of a 22,900 acre project located south of San Diego, California, known as Otay Ranch, for approximately $19,500,000. Distributions of net income from this investment first will be paid to Leucadia until it has received an annual cumulative preferred return of 12% on, and repayment of, its preferred investment. Any remaining funds will be distributed to HomeFed.

         In February 1998, we purchased 19 lots at the Silverwood project (described under "Our Company -- Our Current Development Projects") from Leucadia Financial for a purchase price of $500,000. On July 31, 1998, we sold all of the 97 lots we owned in the Silverwood project to Southfork Partnership for $3,033,000, less closing costs.

         As of December 31, 1998, we have net operating loss carryovers ("NOLs") of $266,245,000 available to reduce our future federal income tax liabilities and NOLs of $32,305,000 available to reduce our future state income tax liabilities. Most of these NOLs are not available to reduce federal alternative minimum taxable income, which is currently taxed at the rate of 20%. As a result, we expect to pay federal income tax at a rate of 20% during future periods, even if our NOLs are available to reduce regular taxable income.

RESULTS OF OPERATIONS

Comparison of three-month periods ended March 31, 1999 and 1998

         Sales of residential properties increased in the three-month period ended March 31, 1999 compared to the same period in 1998. This increase resulted from our 1999 sale of the remaining 75 residential lots in the Paradise Valley project. Cost of sales recorded during these periods reflects the level of sales activity.

         The provision for losses on real estate investments includes $225,000 reflecting an increase in the estimated cost to complete the recreational center for the Paradise Valley community.

         Interest expense for the three-month period ended March 31, 1999 reflects $391,000 due and subsequently paid to Leucadia Financial on the restructured note and $193,000 resulting from the amortization of a portion of the difference between the fair value of the restructured note and the carrying value of the convertible note. Interest expense for the same period in 1998 reflects interest of $772,000 due on the convertible note.

         General and administrative expenses increased in the three-month period ended March 31, 1999 as compared to the same period in 1998 as a result of our increased operating activities in connection with the San Elijo Hills project and the Otay Ranch project, including opening our office in Carlsbad, California.

         Income tax expense for all periods presented principally relates to state franchise taxes. We have not recorded federal income tax benefits for our operating losses because of the uncertainty that we will have sufficient future taxable income required in order to recognize these tax benefits.

Comparison of annual periods ended December 31, 1998, 1997 and 1996

         Sales of residential properties increased in 1998 as compared to 1997 due to the sale of 97 lots in the Silverwood project and 61 lots at the Paradise Valley project. Sales of residential properties decreased in 1997 as compared to 1996 due to the greater proportion of lot sales in 1997 (with only two residential home sales) compared to the greater proportion of home sales (new and trade) during 1996.

         Land and real estate held for development is carried at the lower of cost or fair value less costs to sell. The provisions for losses for the years ended December 31, 1998, 1997 and 1996 reflect our estimates to reduce the carrying value of real estate investments to this value. As a result of recording write-downs of carrying values during each of the last three years, gross profit (loss) upon sale has been insignificant. Actual cost of sales recorded during these periods reflects the level of sales activity, as well as provisions for losses.

         Interest expense for all years presented primarily reflects the interest due to Leucadia Financial on the restructured note and the convertible note, including interest of $377,000 for 1998, $2,208,000 for 1997 and $2,669,000 for 1996, which was not paid and was added to the principal balance of the convertible note. Interest expense for 1998 and 1997 also reflects interest of $2,162,000 and $789,000, respectively, due on the restructured note and convertible note, which was paid by HomeFed. Interest of $385,000 was also paid to Leucadia Financial on a construction loan in 1996.

         The increase in general and administrative expenses in 1998 as compared to 1997 reflects approximately $618,000 of increased costs for operating expenses attributable to the San Elijo Hills project and Otay Ranch project, including opening an office in Carlsbad, California.

         The decrease in general and administrative expenses in 1997 compared to 1996 reflects reduced professional fees, insurance costs and selling expenses attributable to the Paradise Valley project, which was substantially completed in 1996.

         Income tax expense for all years presented principally relates to state franchise taxes. HomeFed has not recognized any income tax benefit for its operating losses in all years presented due to the uncertainty of sufficient future taxable income required in order to recognize these tax benefits.

YEAR 2000

         The year 2000 issue is the result of computerized systems being written to store and process the year portion of dates using two digits rather than four digits. As a consequence, date-sensitive systems may fail or produce erroneous results on or before January 1, 2000 because the year 2000 will be interpreted incorrectly.

         HomeFed's software applications generally are purchased from mass-market software companies, and we believe that substantially all of this software is designed to be year 2000 compliant. Our computer hardware systems are generally new and designed to be year 2000 compliant. We have engaged a consultant to test our systems to determine their year 2000 compliance. If systems are found not to be year 2000 compliant, they will be either repaired or replaced. To date, we have incurred costs of less than $5,000 in our year 2000 compliance efforts and do not anticipate making material expenditures in the future.

         Based upon our year 2000 risk assessment work performed thus far, we believe the most likely year 2000 related failures would be related to a disruption of materials and services or loss of data or plans provided by third parties. We are assessing all third parties with which we have material relationships to determine their compliance with year 2000 issues. We have begun to contact suppliers with respect to their year 2000 compliance and expect this inquiry to be completed by the fourth quarter of 1999. Although we do not expect that these disruptions would have a material adverse effect on HomeFed's financial condition or results of operations, we cannot assure you that our belief is correct or that our risk assessments are, in fact, accurate. There can be no assurance that our vendors, suppliers and other parties with whom we do business will successfully resolve their own year 2000 problems, if any. In the event of any such failures or other year 2000 failures, there can be no assurance that there will not be a material adverse effect on HomeFed's financial condition or results of operations.

INFLATION

         HomeFed, as well as the real estate development and homebuilding industry in general, may be adversely affected by inflation, primarily because of either reduced rates of savings by consumers during periods of low inflation or higher land and construction costs during periods of high inflation. Low inflation could adversely affect consumer demand by limiting growth of savings for down payments, ultimately affecting demand for real estate and our revenues. In addition, higher mortgage interest rates may significantly affect the affordability of permanent mortgage financing to prospective purchasers. High inflation also increases our costs of labor and materials. We would attempt to pass through to customers any increases in our costs through increased selling prices. To date, high or low rates of inflation have not had a material adverse effect on our results of operations. However, there is no assurance that high or low rates of inflation will not have a material adverse impact on our future results of operation.

INTEREST RATES

         Our operations are interest-rate sensitive. Overall housing demand is adversely affected by increases in interest costs. If mortgage interest rates increase significantly, this may negatively impact the ability of a home buyer to secure adequate financing. This could adversely affect our revenues, gross margins and profitability.

PROPERTIES

         We discuss real property that HomeFed owns and our real estate development projects in "Our Company --Our Current Development Projects" and "-- Master Planned Communities."

         HomeFed's executive offices are located at 1903 Wright Place, Suite 220, Carlsbad, California 92008 in part of an office building occupied and leased by a subsidiary of Leucadia.

LEGAL PROCEEDINGS

         San Elijo Hills received the last of its required discretionary governmental approvals in March 1998 and therefore, subject to the litigation described below, became "fully entitled." In January 1997 the San Elijo Ranch Final Subsequent Environmental Impact Report was certified by the City of San Marcos. The report, required under the California Environmental Quality Act, analyzes the potential environmental impact associated with the development of the San Elijo Hills community. In a case named CARE v. City of San Marcos, et al., Case No. N074070, brought in the San Diego Superior Court (the trial court) by Citizens Against Rural Exploitation, Inc., the adequacy of the report was challenged. The report was found to be adequate by the trial court and CARE appealed this decision. In December 1998, the California Court of Appeal upheld the lower court's ruling in all respects except one. The Court of Appeal found that the analysis of the cumulative impact of traffic during the early phases of development of the project was not adequate. The case was sent back to the trial court to address the traffic issue. The trial court directed the City of San Marcos to vacate its certification of the report, consider the cumulative impact of traffic during the early phases of the project and recertify the report before the approval of any future entitlements. On January 29, 1999, the owner of San Elijo Hills and CARE entered into a settlement agreement. This settlement enables project construction to proceed while recertification of the report is under consideration. The City of San Marcos is in the process of revising the report to consider the cumulative impact of traffic during the early phases of the project development and anticipates hearings to consider the report recertification in June or July of 1999. Thereafter, judicial confirmation of the City's compliance with the Court of Appeal's decision will be requested. In May, 1999, two parties filed motions to vacate the part of the trial court's order that allows development to proceed pending recertification of the report. The first motion to vacate has been denied. The second motion to vacate was withdrawn after a settlement with San Elijo Hills. Denial of the first motion may be appealed. Development at San Elijo Hills is continuing pending recertification of the report and any future legal proceedings. Although we are not a party to this litigation, any disruption in the development of the San Elijo Hills project as a result of this litigation could have a material adverse affect on our future results of operations.

                                THE DISTRIBUTION

REASONS FOR THE DISTRIBUTION

         In March 1998, Leucadia proposed that HomeFed become development manager of Leucadia's San Elijo Hills project. However, to take advantage of this opportunity, HomeFed determined that it would need to obtain equity financing and to restructure its outstanding convertible note payable to Leucadia Financial. If accomplished, these steps would provide funding and improved cash flow to HomeFed for fulfilling its obligations as development manager.

         HomeFed's board of directors formed a special committee of directors unaffiliated with Leucadia to consider this proposal from Leucadia. This committee, consisting of Mr. Considine and Dr. Lobatz, engaged consultants to evaluate the development proposal, performed substantial due diligence with respect to the proposal, negotiated the structure of the development proposal with Leucadia (which included Leucadia's agreement to make equity financing available to HomeFed and to restructure the terms of HomeFed's outstanding $20,000,000 convertible collateralized note issued to Leucadia Financial) and recommended that the board of directors approve the development management agreement.

         In August 1998, upon approval of the board of directors, with Mr. Borden, a Leucadia Vice President as well as a HomeFed director, not voting,

         HomeFed

          o agreed to sell 37,056,112 shares of common stock to Leucadia for $6,670,100 in cash,

          o entered into an amended and restated loan agreement with Leucadia's subsidiary, Leucadia Financial, that restructured HomeFed's outstanding secured convertible note, and

          o entered into the development management agreement for San Elijo Hills with another subsidiary of Leucadia.

         HomeFed has substantial tax loss carryovers available to offset taxable income. Under Section 382 of the federal tax law, if changes in ownership of HomeFed exceed a 50% change over any three-year period, use of these tax losses would be limited. This would be material and adverse to us. Under federal tax laws, contracts to acquire shares of HomeFed could be treated as ownership of the shares to be acquired, even before the shares are issued. As a result, HomeFed and Leucadia concluded that it would be prudent to assume that the shares to be acquired under stock purchase agreements should be taken into account in determining changes in ownership of HomeFed stock.

         Continued ownership by Leucadia of HomeFed common stock (possibly including "ownership" through the stock purchase agreements), could have affected our ability to use our tax losses. Consequently, to retain the flexibility to effect transactions involving Leucadia's own shares (and to avoid the risk associated with inadvertent transactions involving Leucadia shares), Leucadia decided to make a pro rata distribution of the HomeFed common stock and the stock purchase agreements (and associated cash) to Leucadia shareholders.

         A prompt pro rata distribution (for tax purposes) to Leucadia's shareholders of Leucadia's entire interest in HomeFed was prudent

          o to eliminate the risk that transactions in Leucadia's shares would result in limitations on HomeFed's ability to use its own tax losses; and

          o to minimize the risk that the value of HomeFed stock to be distributed (and therefore, the taxes incurred by the Leucadia shareholders attributable to this distribution) would increase as a result of a possible increase in the value of HomeFed after announcement of the August 1998 transactions.

Formation of the trust and the immediate distribution of trust interests would enable the distribution (for tax purposes) to occur on an accelerated basis. The trust was therefore selected as the best way to effect the prompt distribution of the HomeFed stock, stock purchase agreements and related funds.

         On August 25, 1998 Leucadia declared a dividend of beneficial interests in the trust to its shareholders of record on August 25, 1998. These trust interests:

          o    are not represented by any trust certificates,

          o are not transferable (except upon the death of the holder of the trust interest),

          o    do not represent any equity interest in HomeFed,

          o    do not carry any right to vote any HomeFed common stock, and

          o    are not entitled to dividends or interest.

In creating the trust, Leucadia agreed to transfer to the trust any additional HomeFed common stock or rights to acquire HomeFed common stock that Leucadia acquired before November 10, 1998. In October 1998, HomeFed and Leucadia entered into a second stock purchase agreement. The October agreement increased to 46,557,826 the number of shares of HomeFed stock that the trust can purchase for a total cash purchase price of $8,380,400, of which $6,710,000 has already been paid to HomeFed.

         Joseph A. Orlando, Vice President and Chief Financial Officer of Leucadia, is the trustee of the trust; Ian M. Cumming and Joseph S. Steinberg, directors of HomeFed and Leucadia, as well as the Chairman and President, respectively, of Leucadia, have the power to direct voting of any HomeFed common stock held by the trust.

NO FRACTIONAL SHARES

         No fractional shares will be issued in the distribution. If the number of HomeFed shares to which you would otherwise be entitled includes a fraction of a share, you will receive the cash value of the fractional share, based on the prevailing market price per share of HomeFed common stock. Leucadia shareholders who own their stock in "street name" through a broker or other nominee listed as the holder of record will have their fractional shares handled according to the practices of the broker or nominee, which may result in those shareholders receiving a price for their fractional share interests that is higher or lower than the price paid by the trust to shareholders of record.

EXPENSES

         Expenses associated with the distribution, which are expected to be approximately $ in the aggregate, will be paid by HomeFed.

CONDITIONS

         The consummation of the distribution does not require the approval of HomeFed's stockholders and is not contingent upon the occurrence of any event except the closings of sales under the stock purchase agreements to the trust and the effectiveness of the registration statement containing this prospectus.

We describe the stock purchase agreement under "Management's Discussion and Analysis of Financial Condition and Results of Operations --Liquidity and Capital Resources" and "the Distribution -- Reasons for the Distribution."

RELATIONSHIP WITH LEUCADIA AFTER THE DISTRIBUTION

         Leucadia is not obligated to make financing of any kind available to HomeFed. Since the dividend of trust interests on August 25, 1998, Leucadia has not owned any HomeFed common stock. HomeFed and Leucadia will continue to operate as independent public companies. HomeFed and Leucadia will, however, continue to have a relationship as a result of agreements entered into and facts existing prior to the distribution. These include:

          o Leucadia Financial Corporation, a subsidiary of Leucadia, is the holder of HomeFed's $26,500,000 principal amount collateralized note. Accordingly, Leucadia Financial is HomeFed's principal creditor.

          o Leucadia Financial provides administrative services to HomeFed, including the services of HomeFed's President and its Secretary/Treasurer.

          o HomeFed acts as development manager for Leucadia's San Elijo Hills residential real estate project.

          o Leucadia is an investor in Otay Land Company, a subsidiary of HomeFed that owns land in southern California. Otay's net income will be distributed only to Leucadia until Leucadia has been paid back its $10,000,000 preferred capital investment, together with a 12% return on its investment. Until Leucadia has been paid in full, we will not receive any distribution from Otay.

          o Four of HomeFed's six directors are executive officers of Leucadia or its subsidiaries. Two directors, Ian M. Cumming and Joseph S. Steinberg, are directors, principal shareholders and the Chairman and President, respectively, of Leucadia.

          o The Leucadia subsidiary that owns the San Elijo Hills project has agreed to purchase (or to designate an affiliate to purchase) approximately $66,100,000 of bonds to be issued by the City of San Marcos, California Redevelopment Agency. These bonds will provide a substantial portion of the financing that will be used to build infrastructure and school facilities serving the San Elijo Hills project.

FEDERAL INCOME TAX CONSEQUENCES

         Following is a general discussion of certain United States federal income tax consequences to the shareholders of Leucadia on August 25, 1998 in connection with the formation of the trust and the distribution of the HomeFed stock from the trust. This discussion is for general information and may not apply in the specific circumstances of a particular shareholder. For purposes of the following discussion, we have assumed that all interests are held by you as capital assets.

         Once beneficial ownership of the trust was distributed on August 25, 1998, you were treated as directly owning your share of the trust's assets for federal income tax purposes. Consequently, the August distribution was treated, for tax purposes, as a dividend to you of your share of the assets held by the trust on that date. Similarly, the contribution to the trust by Leucadia on October 20, 1998 of the October stock purchase agreement was treated for tax purposes as a dividend on that date to you.

         The amount of the dividend income equaled the value of the assets that were treated as having been directly distributed to you, valued as of the date distributed. Leucadia has advised HomeFed that, based on its calculation of the aggregate value of these assets, the total dividend income attributable to these transactions was $0.1426 for each Leucadia share that you owned of record on August 25, 1998. In reaching this valuation, Leucadia considered the value of the HomeFed stock already owned, the stock purchase agreements, and the underlying HomeFed shares, in each case as of the appropriate valuation date.

         The purchase of HomeFed stock by the trust and the distribution by the trust of its HomeFed stock will not have any further federal tax consequences for you, because, for tax purposes, you already are treated as directly owning the trust's assets.

Tax Basis and Holding Period  in Shares Acquired from the Trust

         Leucadia has advised us that based upon Leucadia's valuation of the assets in the trust, your tax basis in each HomeFed share received from the trust would equal $0.179 per share. Because a portion of the HomeFed common stock distributed by the trust will be acquired by the trust on or after July 5, 1999, the HomeFed common stock received by you from the trust will not all have the same holding period. Your holding period with respect to 8.13% of the HomeFed common stock received from the trust will be considered to have commenced on August 26, 1998, while the holding period with respect to the remaining 91.87% of those shares should commence on the day after the purchase of the HomeFed common stock by the trust.

         You are urged to consult your own tax advisor.

                                   OUR COMPANY

INTRODUCTION

         We invest in and develop residential real estate projects in the State of California. This business is conducted directly and through subsidiaries.

         In 1992, we filed for bankruptcy protection under chapter 11 of the United States Bankruptcy Code and emerged from bankruptcy in 1995 pursuant to a plan of reorganization. Leucadia Financial principally funded the plan by purchasing a $20,000,000 principal amount, 12% collateralized convertible note due 2003 and 2,700,000 shares of newly issued HomeFed common stock. Leucadia also received 1,417,986 shares of common stock under the plan. These shares, together with the shares Leucadia Financial purchased, constituted 41.2% of HomeFed's outstanding common stock at the time we came out of bankruptcy.

OUR CURRENT DEVELOPMENT PROJECTS

         HomeFed has been involved in the development of California real estate since its inception. After emerging from bankruptcy, we were engaged primarily in selling developed and undeveloped lots in bulk to homebuilders in two development projects: Paradise Valley (which is described below) and Silverwood, a 135 acre development project located in the Granite Bay area of greater Sacramento, California. Substantially all of our development interests in Silverwood were sold in July 1998 for approximately $3,033,000, less closing costs.

Paradise Valley

         Paradise Valley is a community located in Solano County in the northeast portion of the City of Fairfield, California. We originally owned approximately one-third of this project, and the balance of the project was owned by three unrelated development companies. Our holdings originally included 84 acres planned for four detached single-family residential sites, three clustered housing (apartment building) development sites and a school site. We built and sold 36 residential homes on two of the detached single-family residential sites from 1995 to 1997. We then changed our marketing strategy, and discontinued our home building program in order to focus instead on sales of improved and unimproved lots in bulk.

         From 1996 to 1998, we sold 205 improved lots on the detached single family residential sites at the Paradise Valley project for total cash consideration of approximately $8,927,000. Sales of 61 of these lots closed in 1998 for aggregate consideration of $2,719,000, less closing costs. On February 23, 1999, we sold the remaining 75 lots at the Paradise Valley project (all of which were unimproved) for consideration of approximately $2,250,000, less closing costs. We have continuing obligations at Paradise Valley with respect to warranty liabilities and the completion of a recreational facility that will become the property of the Paradise Valley Homeowners' Association.

         We continue to own the clustered housing development and school sites at the Paradise Valley project. We are currently in discussions with governmental authorities concerning the possibility of changing the project's entitlements to permit development for uses other than clustered housing. Once these discussions have been concluded, we will determine how best to market these sites for sale, either as clustered housing, or as permitted under any amended entitlements that we may receive. The school site (which is subject to a purchase option held by the local school district) and the clustered housing development sites have a combined book value at March 31, 1999 of approximately $2,656,000.

OUR MASTER PLANNED COMMUNITIES

         In 1998, we entered into the largest development projects in which we have been involved since emerging from bankruptcy. These are our first projects involving development of master planned communities: San Elijo Hills, for which we are the development manager, and a portion of Otay Ranch, in which we have an equity interest and for which we are the development manager.

         For any master planned community, plans must be prepared that provide for infrastructure, neighborhoods, commercial and industrial areas, educational and other institutional or public facilities as well as open space. Once preliminary plans have been prepared, numerous governmental approvals, licenses, permits and agreements, referred to as "entitlements," must be obtained before development and construction may commence. In California, obtaining the necessary entitlements for large residential developments and master planned communities is an extended process, which can involve a number of different governmental jurisdictions and agencies, considerable risk and expense, and substantial delays. Unless and until the requisite entitlements are received and substantial work has been commenced in reliance upon the entitlements, a developer generally does not have any "vested rights" to develop a project. In addition, as a precondition to receipt of development or building related permits, master planned communities are required in California to pay impact and capacity fees, or to otherwise satisfy mitigation requirements, based on governmental assessment of the effects of their projects on existing communities, including infrastructure, transportation, waste disposal, education and air quality of the communities.

         The land development process for a master planned community entails a range of activities, including design engineering, grading raw land, constructing public infrastructure (including streets, utilities and public facilities), and finishing individual lots. The developer arranges for the design and the construction and installation by contractors and subcontractors of the infrastructure in its master planned communities. The development process results in graded construction sites for homes or other facilities. In our master planned communities, we will coordinate home construction with commercial development and installation of parks and recreational facilities. In this process, we may contract with third parties to develop commercial zones, public areas and recreational amenities, which may include shopping centers, schools, libraries, community centers, parks, golf courses and other essential facilities. It is our policy to retain control over the location and character of non-residential properties, such as shopping centers and recreational facilities, within its master planned communities. We will develop our communities in phases to allow flexibility in selling finished lots to suit market conditions and to enable us to create stable and attractive neighborhoods. Consequently, at any particular time, the various phases of a project will be in different stages of land development and construction.

San Elijo Hills

         In August 1998, we entered into a development management agreement with San Elijo Hills Development Company, LLC, a subsidiary of Leucadia that owns real property located in the City of San Marcos, in San Diego County, California. Under the development agreement, this project, known as San Elijo Hills, will be a master planned community of approximately 3,400 homes and apartments as well as commercial properties. We anticipate that the project will be sold to builders in phases. The project is expected to be completed over the course of the next ten years. Subject to recertification and judicial confirmation of the San Elijo Ranch environmental impact report, San Elijo Hills is fully entitled and the project is currently under development. We anticipate, however, applying for additional entitlements to implement certain land use changes. As development manager of San Elijo Hills, we are responsible for the overall management of the project. Our responsibilities include:

          o    preserving existing entitlements,

          o    obtaining any additional entitlements required for the project,

          o    arranging financing for the project,

          o    coordinating sales and marketing activity, and

          o    acting as the construction manager.

         The development agreement provides that we may be paid a portion of the net profits of the project (as determined under the development agreement), as well as fees for the project management, field overhead and marketing services we are to provide, based on the revenues of the project. For additional information, see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

         The first six neighborhoods of the project, consisting of approximately 735 residential lots, have been presented for sale. San Elijo Hills has entered into agreements with different builders to sell three of these neighborhoods, encompassing approximately 370 lots, for total consideration of approximately $60,500,000. The prospective buyers have deposited a total of $3,125,000 which has been released to San Elijo Hills and is non-refundable assuming that San Elijo Hills delivers the lots as agreed and other terms under the agreements are satisfied. In addition, San Elijo Hills has entered into a non-binding letter of intent to sell a fourth neighborhood containing 103 lots for approximately $10,800,000. While we expect that the sale of some of these neighborhoods will close during 1999, we cannot assure you that any of these sales will actually occur.

Otay Ranch

         On October 14, 1998, we and Leucadia formed Otay Land Company, LLC to purchase 4,800 acres of land located within the 22,900 acre Otay Ranch planning area south of San Diego, California. Otay Land Company acquired this land for approximately $19,500,000. Through March 31, 1999, we invested $10,575,000 as capital and Leucadia invested $10,000,000 as a preferred capital interest. We are the manager of Otay Land Company and will act as development manager of this project.

         The general development plan for the 22,900 acre planning area, which has been approved by the City of Chula Vista and the County of San Diego, includes approximately 27,000 home sites, a golf-oriented resort and residential community, commercial retail centers, a 700 acre proposed university site and a network of infrastructure, including roads and highways, a rail transportation system, park systems and schools. Of the 4,800 acres owned by Otay Land Company, 3,600 acres of non-contiguous land are zoned as various qualities of non-developable "open space mitigation land." Under the general development plan, approximately 1.2 acres of open space mitigation land must be set aside for each 1.0 acre of developable land. Some owners of developable land have adequate or excess mitigation land, while other owners lack sufficient acreage of mitigation land. We expect to have substantially more mitigation land than we need to develop our property at this project. A market for open space mitigation land is likely to develop. We continue to evaluate how best to maximize the value of this investment.

         Master planned communities are long-term projects generally requiring substantial investments of time and capital resources. These communities generally require significant amounts of time from initial planning and entitlement proceedings to the closing of the first sale of a finished homesite or a completed home. We anticipate that our development of this project will take a significant amount of time to complete.

COMPETITION

         Real estate development is a highly competitive business. There are numerous residential real estate developers and development projects operating in the same geographic area in which we operate. Competition among real estate developers and development projects is determined by a variety of factors, including

          o    the location of the real estate,

          o    the market appeal of the development master plan, and

          o the developer's ability to build, market and deliver project segments on a timely basis.

As a master developer, our customers are homebuilders, who compete based on, location, price, market segmentation, product design, and reputation.

GOVERNMENT REGULATION

         The residential real estate development industry is subject to environmental, building, zoning and real estate regulations that are imposed by various federal, state and local authorities. In developing a community, we must obtain the approval of numerous governmental agencies regarding matters including

          o    permitted land uses,

          o    housing density,

          o the installation of utility services (such as water, sewer, gas, electric, telephone and cable television), and

          o the dedication of acreage for open space, parks, schools and other community purposes.

Regulations affect homebuilding by specifying, among other things,

          o    the type and quality of building material that must be used,

          o    certain aspects of land use and building design, and

          o the manner in which homebuilders may conduct their sales, operations, and overall relationships with potential home buyers.

Furthermore, changes in prevailing local circumstances or applicable laws may require additional approvals, or modifications of approvals previously obtained.

         Timing of the initiation and completion of development projects depends upon receipt of necessary authorizations and approvals. Delays could adversely affect our ability to complete projects, significantly increase the costs of doing so or cause potential customers to purchase competitors' products.

ENVIRONMENTAL COMPLIANCE

         Environmental laws may cause us to incur substantial compliance, mitigation and other costs, may restrict or prohibit development in certain areas and may delay completion of our development projects. To date, environmental laws have not had a material adverse effect on us. Other than the failure to have the San Elijo Hills environmental impact report recertified or a judicial determination that a recertified report is not in compliance with court orders, our management is not currently aware of any environmental compliance matters that could have a material adverse effect on HomeFed. Delays arising from compliance with environmental laws and regulations could adversely affect HomeFed's ability to complete our projects, significantly increase the costs of doing so or cause potential customers to purchase competitors' products.

                                   MANAGEMENT

         The following table sets forth information with respect to the directors and executive officers and directors of HomeFed:

Name                            Age            Position with HomeFed         Office Held Since
----                            ---            ---------------------         -----------------
Paul J. Borden                  50             President and Director                 1998

Corinne A. Maki                 42             Secretary and Treasurer                1995

Curt R. Noland                  42             Vice President                         1998

Patrick D. Bienvenue            44             Director                               1998

Timothy M. Considine            58             Chairman of the Board                  1992
                                               and Director

Ian M. Cumming                  58             Director                               1999

Michael A. Lobatz               50             Director                               1995

Joseph S. Steinberg             55             Director                               1998


         The officers serve at the pleasure of the board of directors of HomeFed.

         The recent business experience of our executive officers and directors is summarized as follows:

         Paul J. Borden. Mr. Borden has served as a director and President of HomeFed since May 1998. Mr. Borden has been a Vice President of Leucadia National Corporation since August 1988, responsible for overseeing many of Leucadia's real estate investments. Mr. Borden has also served as a Vice President of Leucadia Financial Corporation, a subsidiary of Leucadia.

         Corinne A. Maki. Ms. Maki, a certified public accountant, has served as Treasurer of HomeFed since February 1995 and Secretary since February 1998. Prior to that, Ms. Maki served as an Assistant Secretary of HomeFed since August 1995. Ms. Maki has also been a Vice President of Leucadia Financial, holding the offices of Controller, Assistant Secretary and Treasurer since October 1992. Ms. Maki has been employed by Leucadia since December 1991.

         Curt R. Noland. Mr. Noland has served as Vice President of HomeFed since October 1998. He spent the last 19 years in the land development industry in San Diego County as a design consultant, merchant builder and a master developer. From November 1997 until immediately prior to joining HomeFed, Mr. Noland was Director of Development at San Elijo Hills. Prior to his employment by San Elijo Hills, Mr. Noland was employed for eight years by Aviara, a 1,000 acre master planned resort community in Carlsbad, California. He is also a licensed civil engineer and real estate broker.

         Patrick D. Bienvenue. Mr. Bienvenue has served as a director of HomeFed since 1998 and has been President of Leucadia Financial since June 1998. Since January 1996, Mr. Bienvenue has been President of Rosemary Beach Land Company, a subsidiary of Leucadia and, from 1992 until December 1995 he was President and Chief Executive Officer of Tourwest Inc., a property development and investment company.

         Timothy M. Considine. Mr. Considine has served as Chairman of the Board and a director of HomeFed since 1992 and has been Managing Partner of Considine and Considine, an accounting firm in San Diego, California, since 1969.

         Ian M. Cumming. Mr. Cumming has served as a director of HomeFed since May 1999 and has been a director and Chairman of Leucadia, a diversified financial services holding company, since June 1978. He is also director of Allcity Insurance Company, a property and casualty insurance company that is approximately 90% owned by Leucadia, MK Gold, a precious metals mining company that is approximately 46% owned by Leucadia and Skywest, Inc., a Utah-based regional air carrier.

         Michael A. Lobatz. Dr. Lobatz has served as a director of HomeFed since February 1995 and has been a practicing physician in San Diego, California since 1981.

         Joseph S. Steinberg. Mr. Steinberg has served as a director of HomeFed since August 1998. Mr. Steinberg has been President of Leucadia since December 1978 and a director of Leucadia since January 1979. He is also director of Allcity Insurance Company, MK Gold and Jordan Industries, Inc., a company which owns and manages manufacturing companies, that is approximately 10% owned by Leucadia.

                              CERTAIN TRANSACTIONS

         From the time of HomeFed's emergence from chapter 11 bankruptcy protection in July 1995 through August 25, 1998, Leucadia owned approximately 41.2% of HomeFed's outstanding common stock. Since August 25, 1998, the trust has owned this 41.2% interest. Under the terms of the trust agreement, Joseph S. Steinberg, a director of HomeFed, as well as a director and President of Leucadia and Ian M. Cumming, a director of HomeFed, as well as Chairman of the Board of Leucadia, jointly have the right to vote any shares of HomeFed common stock held by the trust.

         Set forth below is information concerning agreements or relationships between HomeFed and Leucadia and its subsidiaries.

DEVELOPMENT AGREEMENT

         In March 1998, HomeFed's board of directors formed a special committee of directors unaffiliated with Leucadia to consider a proposal from Leucadia that HomeFed enter into an agreement to become development manager of San Elijo Hills. This committee, consisting of Mr. Considine and Dr. Lobatz, engaged consultants to evaluate the development proposal, performed substantial due diligence with respect to the proposal, negotiated the structure of the development proposal with Leucadia (which included Leucadia's agreement to make equity financing available to HomeFed and to restructure the terms of HomeFed's outstanding $20,000,000 convertible collateralized note issued to Leucadia Financial) and recommended that the board of directors approve the development management agreement.

         In August 1998, upon approval of the board of directors, with Mr. Borden, a Leucadia Vice President as well as a HomeFed director, not voting, HomeFed entered into a development management agreement with a subsidiary of Leucadia. Under this development agreement, HomeFed is the development manager of the San Elijo Hills project. As development manager, HomeFed is responsible for the overall management of the project, including arranging financing, coordinating marketing and sales activity, and acting as construction manager. The development agreement provides that HomeFed will receive certain fees in connection with the project. These fees consist of marketing, field overhead and management service fees, which are based on a fixed percentage of gross revenues received by the project. The marketing and management service fees are expected to cover HomeFed's cost of providing these services. In addition, the development agreement provides for payment of a success fee to HomeFed in some instances, based on the net cash flow from the project (as determined in the development agreement), subject to a maximum success fee. Whether a success fee, if it is earned, will be paid to HomeFed prior to the conclusion of the project will be at the discretion of the project owner. To date, no money is payable to HomeFed under the development agreement. We discuss the development agreement further in "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and "The Distribution -- Reasons for the Distribution."

AMENDED LOAN AGREEMENT

         HomeFed's chapter 11 plan of reorganization was principally funded by the issuance of a $20,000,000 convertible note to Leucadia Financial. As of August 14, 1998, in connection with the development agreement, HomeFed and Leucadia Financial entered into an Amended and Restated Loan Agreement, pursuant to which the original convertible note and the related loan agreement were restructured. The restructured note, dated August 14, 1998, is in the principal amount of approximately $26,500,000 (including the principal amount of the original note and additions to principal resulting from accrued and unpaid interest, as allowed under the terms of the original note), extends the maturity date from July 3, 2003 to December 31, 2004, reduces the interest rate from 12% to 6% and eliminates the convertibility feature of the original note. Interest only on the restructured note is paid quarterly and all unpaid principal is due on the date of maturity. During the year ended December 31, 1998, HomeFed paid approximately $2,162,000 in interest on the original note and the restructured note. During 1999, interest of $391,000 was paid on the restructured note. We discuss the amended loan agreement further in "Management's Discussion and Analysis of Financial Condition and Results of Operations --Liquidity and Capital Resources."

STOCK PURCHASE AGREEMENTS

         In August and October 1998, HomeFed entered into two stock purchase agreements with Leucadia. Under these agreements HomeFed agreed to sell a total of 46,557,826 additional shares of common stock to Leucadia for a total purchase price of $8,380,000 of which Leucadia advanced $6,710,000. This amount is refundable in the event the sales under the stock purchase agreements do not occur. The stock purchase agreements provide that the balance of the purchase price will be paid at closing and that the closings will occur on or after July 5, 1999, subject to the satisfaction of certain conditions that we expect will be satisfied. In 1998, Leucadia assigned the stock purchase agreements to the trust. Upon consummation of these sales, the trust will own 89.6% of the issued and outstanding HomeFed common stock. HomeFed has been advised that, as promptly as practicable following the closing of the stock purchases and the effectiveness of the registration statement of which this prospectus forms a part, the trust intends to distribute to its beneficial holders all of the HomeFed common stock owned by the trust. After giving effect to the stock purchases by the trust, the 5,882,014 shares held by HomeFed's current stockholders (excluding the trust) will represent approximately 10.4% of the outstanding stock. After the distribution of stock by the trust, Joseph S. Steinberg will own 12.7%, and Ian M. Cumming will own approximately 13.9%, of the outstanding HomeFed common stock. We discuss the stock purchase agreements further in "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and "The Distribution -- Reasons for the Distribution."

OTAY LAND COMPANY, LLC

         In October 1998, HomeFed and Leucadia formed Otay Land Company, LLC. Through March 31, 1999, HomeFed invested $10,575,000 as capital and Leucadia invested $10,000,000 as a preferred capital interest. HomeFed is the manager of Otay. In 1998, Otay purchased approximately 4,800 acres of land that is part of a 22,900 acre project located south of San Diego, California, known as Otay Ranch, for approximately $19,500,000. Net income from this investment first will be paid to Leucadia until it has received an annual cumulative preferred return of 12% on, and repayment of, its preferred investment. Any remaining funds are to be paid to HomeFed. We discuss Otay further in "Management's Discussion and Analysis of Financial Condition and Results of Operations --Liquidity and Capital Resources," "The Distribution -- Relationship with Leucadia after the Distribution" and "Our Company -- Our Master Planned Communities -- Otay Ranch."

ADMINISTRATIVE SERVICES AGREEMENT

         Since emerging from bankruptcy in 1995, administrative services and managerial support have been provided to HomeFed by Leucadia Financial. Under the current administrative services agreement, which extends through February 28, 2002, Leucadia Financial provides the services of Paul J. Borden, HomeFed's President, and Corinne A. Maki, HomeFed's Treasurer and Secretary. Mr. Borden and Ms. Maki each are officers of Leucadia Financial and Leucadia. We pay Leucadia an annual fee under this agreement of $296,101, payable monthly, through February 29, 2000, and future fees will be negotiated after that date. We have paid to Leucadia Financial a total of $123,000 in administrative fees since January 1999.

SILVERWOOD

         On February 27, 1998, HomeFed purchased 19 lots at the Silverwood project from Leucadia Financial for a purchase price of $500,000. On July 31, 1998, HomeFed sold its entire 97 lot interest in the Silverwood project for $3,033,000, less closing costs. We discuss Silverwood further in "Management's Discussion and Analysis of Financial Condition and Results of Operations --Liquidity and Capital Resources" and "Our Business -- Our Current Development Projects."

OFFICE SPACE

         HomeFed rents office space and furnishings from a subsidiary of Leucadia for a monthly amount equal to its share of the Leucadia subsidiary's cost for the space and furnishings. The agreement pursuant to which the space and furnishings are provided extends for a 6-year period (coterminous with the Leucadia subsidiary's occupancy of the space) and provides for a monthly rental of $15,400. Since January 1, 1998, HomeFed has accrued $55,981 in rental to the Leucadia subsidiary, of which $18,900 was paid through March 31, 1999.

                      DESCRIPTION OF HOMEFED COMMON STOCK

GENERAL

         HomeFed's restated certificate of incorporation authorizes the issuance of 100,000,000 shares of common stock. The following summary describes the HomeFed common stock as of the date of this prospectus.

VOTING; DISTRIBUTION AND LIQUIDATION RIGHTS

         Each valid holder of a share of HomeFed common stock is entitled to one vote for each share held of record in accordance with applicable provisions of Delaware law and HomeFed's Bylaws. The shares of HomeFed common stock are not entitled to cumulative voting rights or to preemptive rights and are not subject to redemption or assessment. Holders of each share of HomeFed common stock are entitled to their proportionate share of any distributions to stockholders and to receive their proportionate share of any dividends that may be declared by the HomeFed board of directors out of funds legally available for this purpose. Upon liquidation, dissolution or winding up of HomeFed, holders of HomeFed common stock will be entitled to receive their proportionate share of assets of HomeFed which are then legally available for distribution to stockholders. The issued and outstanding shares of HomeFed common stock are validly issued, fully paid and nonassessable.

TRANSFER RESTRICTIONS

         Shares of HomeFed common stock are subject to certain transfer restrictions stated in HomeFed's restated certificate of incorporation and in each certificate representing HomeFed stock. These transfer restrictions will remain in effect for a period of time that we call the "restriction period." The restriction period runs until the earlier of:

          o    December 31, 2010,

          o    the repeal of Section 382 of the Internal Revenue Code, and

          o the beginning of a taxable year of HomeFed in which none of the following may be carried forward by HomeFed or one of its subsidiaries for tax purposes:

          o    operating loss carryovers,

          o    capital loss carryovers,

          o    general business credit carryovers, and

          o alternative minimum tax credit carryovers and foreign tax credit carryovers or "net unrealized built-in loss" within the meaning of Section 382 (all of which we call "tax benefits").

Any attempted transfer of HomeFed common stock (or any other securities of HomeFed that would be treated as "stock" under applicable tax regulations) during the restriction period or pursuant to an agreement entered into during the restriction period will be void to the extent that, as a result of the transfer (or a related series of transfers) either:

          o a person or group of persons would become a 5 percent stockholder of HomeFed as described in Treasury Regulation ss. 1.382-2T(g) and applicable attribution, aggregation and calculation rules, or

          o the percentage stock ownership (as determined under applicable Treasury Regulations) interest in HomeFed of any 5 percent stockholder would be increased.

Any transfer of HomeFed stock in violation of these restrictions will not give the transferee voting rights or the right to share in any dividends or distributions on the shares transferred in violation.

         A transfer of HomeFed stock will not be prohibited if the transferor or the purported transferee obtains the approval of the HomeFed board of directors. The HomeFed board of directors, as a condition of its approval, may require an opinion of counsel that the transfer will not result in the application of any
Section 382 limitation on the use of the tax benefits. Accordingly, because the HomeFed common stock owned by Leucadia, and subsequently the trust, represented more than 5% of our common stock, our board of directors, based upon opinions of tax counsel, approved the transfer to the trust of the stock (and the 1998 contracts to buy more stock) as well as the distribution of HomeFed stock by the trust to you.

         If the HomeFed board of directors determines that any purported transfer violated the transfer restrictions, then HomeFed may compel the transferee to transfer the securities, together with any dividends or distributions received, to an agent designated by the HomeFed board of directors and the agent will effect the sale of the securities in one or more arm's length transactions. The sales proceeds will be applied:

          o    first to cover the agent's expenses,

          o second, any remaining amounts will be paid to the purported transferee up to the amount paid for the securities by the purported transferee, and

          o third, any remaining amounts will be paid to one or more charitable organizations in accordance with HomeFed's restated certificate of incorporation.

         The transfer restrictions do not apply to acquisitions of HomeFed securities directly from HomeFed.

LIMITATION OF LIABILITY

         Our restated certificate of incorporation provides that none of our directors shall be personally liable to us or our stockholders for monetary damages for a breach of fiduciary duty as a director, except for liability:

          o    for breach of that person's duty of loyalty,

          o for acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law,

          o for the payment of unlawful dividends and certain other actions prohibited by Delaware corporate law, and

          o for any transaction resulting in receipt by that person of an improper personal benefit.

         We maintain directors' and officers' liability insurance to provide directors and officers with insurance coverage for losses arising from claims based on breaches of duty, negligence, error and other wrongful acts. At present, there is no pending litigation or proceeding, and we are not aware of any threatened litigation or proceeding, involving any director or officer where indemnification will be required or permitted under our restated certificate of incorporation or our bylaws.

SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW

         HomeFed is a Delaware corporation subject to Section 203 of the Delaware General Corporation Law. This section provides in general that a stockholder acquiring more than 15% but less than 85% of the outstanding voting stock of a corporation subject to Section 203 (an "interested stockholder") may not engage in certain business combinations (as set forth in Section 203) with the corporation for a period of three years after the date on which the stockholder became an interested stockholder unless (i) prior to that date the corporation's board of directors approved either the business combination or the transaction in which the stockholder became an interested stockholder or (ii) the business combination is approved by the corporation's board of directors and authorized by a vote of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. A "business combination" includes mergers, asset sales and other transactions resulting in financial benefit to a stockholder. Section 203 could prohibit or delay mergers or other takeover or change of control attempts with respect to HomeFed and, accordingly, may discourage attempts that might result in a premium over the market price for the shares held by stockholders.

TRANSFER AGENT AND REGISTRAR

         The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

                                   THE TRUST

         The following table sets forth the number of shares of HomeFed common stock (1) owned by the trust as of the date of this prospectus, (2) to be distributed by the trust in the distribution, and (3) to be owned by the trust immediately following the distribution on or after July 5, 1999.

                                                               Shares                                  Shares
                                                            Beneficially                            Beneficially
                                                            Owned Prior            Shares              Owned
                   Name and Address                         to Offering           Offered          After Offering
                   ----------------                         -----------           -------          --------------
Trust under Trust Agreement, dated August 14, 1998,          50,675,812          50,675,812              0
between Joseph A. Orlando, as Trustee, and Leucadia
National Corporation, for the benefit of its
shareholders
       c/o Leucadia National Corporation
       315 Park Avenue South
       New York, New York 10010

                               VALIDITY OF SHARES

         The validity of the common stock distributed hereby will be passed upon for HomeFed by Weil, Gotshal & Manges LLP.

                                     EXPERTS

         The consolidated financial statements of HomeFed Corporation as of December 31, 1998 and 1997 and for each of the three years in the period ended December 31, 1998 and the financial statements of Otay Land Company, LLC as of December 31, 1998 and for the period from inception (October 14, 1998) through December 31, 1998 included in this prospectus have been included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in auditing and accounting.

                    WHERE YOU CAN GET ADDITIONAL INFORMATION

         This prospectus constitutes a part of a registration statement on Form S-2 filed by us with the SEC under the Securities Act of 1933, with respect to the common stock that we are distributing in this prospectus. This prospectus does not contain all the information that is contained in the registration statement, some of which we are allowed to omit in accordance with the rules and regulations of the SEC. We refer to the registration statement and to the exhibits filed with the registration statement for further information with respect to HomeFed. Copies of the registration statement and its exhibits are on file at the offices of the SEC and may be obtained upon payment of the prescribed fee or may be examined without charge at the public reference facilities of the SEC described below. Statements contained in this prospectus concerning the provisions of documents are summaries of the material provisions of those documents, and each of those statements is qualified in its entirety by reference to the copy of the applicable document filed with the SEC. Since this prospectus may not contain all of the information that you may find important, you should review the full text of these documents.

         We file annual, quarterly and current reports and other documents with the SEC under the Securities Exchange Act of 1934, and we file reports, proxy statements and other information with the SEC. You may read and copy any of these reports, proxy statements, other documents or the registration statement may be inspected and copied at the SEC's public reference facilities at:

          o    Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549;

          o Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and

          o    7 World Trade Center, 13th Floor, New York, New York 10048.

           Please call the SEC at 1-800-SEC-0330 for further information on its public reference facilities. You can also get copies of these filings by writing to the SEC Public Reference Section at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates, or on the World Wide Web through commercial document retrieval services or at the SEC's Internet address at "http://www.sec.gov."

         The SEC allows us to "incorporate by reference" in this prospectus reports that we file with them, which means that we can disclose important information to you by referring you to those reports. Accordingly, we are incorporating by reference in this prospectus our annual report on Form 10-K for the fiscal year ended December 31, 1998 and our quarterly report on Form 10-Q for the quarter ended March 31, 1999.

         You may also request a free copy of any of our filings with the SEC, other than documents that constitute exhibits to those filings, by writing or telephoning us at the following address or phone number: Secretary, HomeFed Corporation, 1903 Wright Place, Suite 220, Carlsbad, California 92008 (760) 918-8200.

         YOU SHOULD ONLY RELY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH ADDITIONAL OR DIFFERENT INFORMATION. WE ARE OFFERING TO DISTRIBUTE SHARES OF COMMON STOCK ONLY IN JURISDICTIONS WHERE THE DISTRIBUTION IS PERMITTED. THE INFORMATION IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS OR OF ANY DISTRIBUTION OF COMMON STOCK.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

FINANCIAL STATEMENTS OF HOMEFED CORPORATION

Report of Independent Accountants                                                                       F-1
Consolidated Balance Sheets at December 31, 1998 and 1997                                               F-2
Consolidated Statements of Operations for the years ended                                               F-3
December 31, 1998, 1997 and 1996
Consolidated Statements of Changes in Stockholders' Deficit for the                                     F-4
years ended December 31, 1998, 1997 and 1996
Consolidated Statements of Cash Flows for the years ended                                               F-5
December 31, 1998, 1997 and 1996
Notes to Consolidated Financial Statements                                                              F-7
Consolidated Balance Sheets at March 31, 1999 (unaudited) and                                           F-14
December 31, 1998
Consolidated Statements of Operations for the three months ended                                        F-15
March 31, 1999 and 1998 (unaudited)
Consolidated Statements of Changes in Stockholder's Deficit for the                                     F-16
three months ended March 31, 1999 and 1998 (unaudited)
Consolidated Statements of Cash Flows for the three months ended                                        F-17
March 31, 1999 and 1998 (unaudited)
Notes to Unaudited Interim Consolidated Financial Statements                                            F-18

FINANCIAL STATEMENTS OF OTAY LAND COMPANY, LLC

Report of Independent Accountants                                                                       F-20
Balance Sheet at December 31, 1998                                                                      F-21
Statement of Operations from Inception (October 14, 1998) to                                            F-22
December 31, 1998
Statement of Changes in Members' Capital for the Period from                                            F-23
Inception (October 14, 1998) to December 31, 1998
Statement of Cash Flows from Inception (October 14, 1998) to                                            F-24
December 31, 1998
Notes to Financial Statements                                                                           F-25


                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of HomeFed Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, changes in stockholders' deficit and cash flows present fairly, in all material respects, the financial position of HomeFed Corporation (the "Company") as of December 31, 1998 and 1997, and the results of their operations, changes in stockholders' deficit and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



/s/ PricewaterhouseCoopers LLP


Salt Lake City, Utah
March 19, 1999

HOMEFED CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
December 31, 1998 and 1997
(Dollars in thousands, except par value)

                                                          1998                  1997
                                                          ----                  ----
ASSETS
Land and real estate held for development              $  4,636              $   9,652
Cash and cash equivalents                                 3,120                  4,195
Restricted cash                                           1,127                  1,073
Investment in Otay Land Company, LLC                     10,125                      -
Other investments                                            79                     75
Deposits and other assets                                   164                    462
                                                       --------              ---------

TOTAL                                                  $ 19,251               $ 15,457
                                                       ========              =========

LIABILITIES
Note payable to Leucadia Financial Corporation         $ 19,736               $ 26,085
Accounts payable and accrued liabilities                    802                    111
                                                       --------              ---------

         TOTAL LIABILITIES                               20,538                 26,196
                                                       --------              ---------

COMMITMENTS AND CONTINGENCIES

COMMON STOCK SUBSCRIPTION
Advance under common stock subscription                   6,710                     -
                                                       --------              ---------

STOCKHOLDERS' DEFICIT
Common stock, $.01 par value, 100,000,000
 shares authorized; 10,000,000 shares
 outstanding                                                100                    100
Additional paid-in capital                              346,919                339,904
Accumulated deficit                                    (355,016)              (350,743)
                                                       --------              ---------

         TOTAL STOCKHOLDERS' DEFICIT                     (7,997)               (10,739)
                                                       --------              ---------

TOTAL                                                  $ 19,251               $ 15,457
                                                       ========              =========


The accompanying notes are an integral part of these consolidated financial statements.

HOMEFED CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
For the years ended December 31, 1998, 1997 and 1996
(Dollars in thousands, except per share amounts)

                                                                             1998               1997             1996
                                                                             ----               ----             ----
Sales of residential properties                                            $ 5,752          $  4,011           $ 8,988
 Cost of sales                                                               5,714             4,048             9,452
                                                                          --------          --------         ---------

Gross profit (loss)                                                             38               (37)             (464)

Provision for losses on real estate investments                                425               153             1,583
Interest expense relating to Leucadia Financial Corporation                  2,828             2,997             3,054
Other interest expense                                                           -                 -                 9
General and administrative expenses                                          1,192               597             1,171
Management fees to Leucadia Financial Corporation                              138                80               143
                                                                          --------          --------          --------

Loss from operations                                                        (4,545)           (3,864)           (6,424)
Other income - net                                                             312               319               181
                                                                          --------          --------          --------

Loss before income taxes                                                    (4,233)           (3,545)           (6,243)

Income tax expense                                                             (40)              (32)              (54)
                                                                          --------          --------          --------

Net loss                                                                   $(4,273)          $(3,577)          $(6,297)
                                                                          ========          ========          ========

Basic loss per common share                                                $ (0.43)          $ (0.36)          $ (0.63)
                                                                          ========          ========          ========

Diluted loss per common share                                              $ (0.43)          $ (0.36)          $ (0.63)
                                                                          ========          ========          ========


The accompanying notes are an integral part of these consolidated financial statements.

HOMEFED CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT
For the years ended December 31, 1998, 1997 and 1996
(Dollars in thousands)

                                                         Common
                                                         Stock        Additional                            Total
                                                       $.01 Par        Paid-in        Accumulated       Stockholders'
                                                         Value          Capital         Deficit            Deficit
                                                         -----          -------         -------            -------

BALANCE, JANUARY 1, 1996                                 $ 100         $339,904        $(340,869)         $   (865)

   Net loss                                                                               (6,297)           (6,297)
                                                        ------        ---------        ---------          --------

BALANCE, DECEMBER 31, 1996                                 100          339,904         (347,166)           (7,162)

   Net loss                                                                               (3,577)           (3,577)
                                                        ------        ---------        ---------          --------

BALANCE, DECEMBER 31, 1997                                 100          339,904         (350,743)          (10,739)

    Contribution of capital resulting from
      restructuring of note payable to Leucadia
      Financial Corporation                                               7,015                              7,015

    Net loss                                                                              (4,273)           (4,273)
                                                        ------        ---------        ---------          --------

BALANCE, DECEMBER 31, 1998                               $ 100         $346,919        $(355,016)         $ (7,997)
                                                        ======        =========        =========          ========


The accompanying notes are an integral part of these consolidated financial statements.

HomeFed Corporation and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 1998, 1997 and 1996
(Dollars in thousands)

                                                                                    1998             1997            1996
                                                                                    ----             ----            ----
CASH FLOWS FROM OPERATING ACTIVITIES:

Net loss                                                                         $(4,273)        $(3,577)           $(6,297)

Adjustments to reconcile net loss to net cash provided by operating activities:
   Provision for losses on real estate investments                                   425             153              1,583
    Accrued interest added to notes payable to Leucadia Financial
        Corporation                                                                  666           2,208              2,957
   Changes in operating assets and liabilities:
         Land and real estate held for development                                 4,591           3,723              6,958
         Deposits and other assets                                                   298             136                366
         Accounts payable and accrued liabilities                                    691            (265)             (218)
   Decrease (increase) in restricted cash                                            (54)             12                20
                                                                                --------        --------          --------

                Net cash provided by operating activities                          2,344           2,390             5,369
                                                                                --------        --------          --------


CASH FLOWS FROM INVESTING ACTIVITIES:

Decrease in other assets                                                               -               -               250
Contributions to Otay Land Company, LLC                                          (10,125)              -                 -
Distributions from joint ventures                                                      -               -                 7
Decrease (increase) in other investments                                              (4)             (4)               12
                                                                                --------        --------          --------

                Net cash provided by (used in) investing activities              (10,129)             (4)              269
                                                                                --------        --------          --------



(CONTINUED)

The accompanying notes are an integral part of these consolidated financial statements.

HomeFed Corporation and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
For the years ended December 31, 1998, 1997 and 1996
(Dollars in thousands)

                                                                                  1998             1997              1996
                                                                                  ----             ----              ----
CASH FLOWS FROM FINANCING ACTIVITIES:

Additions to notes payable to Leucadia Financial Corporation                    $     -          $     -           $ 1,439
Repayments of notes payable to Leucadia Financial Corporation                         -                -            (7,515)
Repayments of other notes payable                                                     -                -              (126)
Advance under common stock subscription                                           6,710                -                -
                                                                               --------         --------          --------
          Net cash provided by (used in) financing activities                     6,710                -            (6,202)
                                                                               --------         --------          --------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                             (1,075)           2,386              (564)

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                                      4,195            1,809             2,373
                                                                               --------         --------          --------

CASH AND CASH EQUIVALENTS, END OF YEAR                                         $  3,120          $ 4,195           $ 1,809
                                                                               ========         ========          ========

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for interest (net of amounts capitalized)                            $  2,162          $   789           $   492
                                                                               ========         ========          ========

Cash paid for income taxes                                                     $     28          $    31           $    59
                                                                               ========         ========          ========



The accompanying notes are an integral part of these consolidated financial statements.

HOMEFED CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      BASIS OF PRESENTATION - The accompanying consolidated financial statements include the accounts of HomeFed Corporation (the "Company"), and the Company's wholly-owned subsidiaries, HomeFed Communities, Inc. ("HomeFed Communities") and HomeFed Resources Corporation. The Company is engaged, directly and through its subsidiaries, in the investment in and development of residential real estate properties in California. All significant intercompany balances and transactions have been eliminated in consolidation.

      The Company accounts for its investment in Otay Land Company, LLC ("Otay Land Company"), under the equity method of accounting since the Company has the ability to exert significant influence but does not control this investment.

      Certain amounts for prior periods have been reclassified to be consistent with the 1998 presentation.

      LAND AND REAL ESTATE HELD FOR DEVELOPMENT - Land and real estate held for development is carried at the lower of cost or fair value less costs to sell. The cost of land and real estate held for development includes all expenditures incurred in connection with the acquisition, development and construction of the property, including interest and property taxes. Revenue from incidental operations relating specifically to property under development is treated as a reduction of capitalized costs. Land costs included in land and real estate held for development are allocated to lots based on relative fair values prior to development and are charged to cost of sales at the time of sale.

      CASH AND CASH EQUIVALENTS - Cash and cash equivalents include short-term, highly liquid investments that are readily convertible to cash. The majority of the Company's cash and cash equivalents are held by one financial institution in Salt Lake City, Utah.

      RESTRICTED CASH - Restricted cash consists of amounts reserved for warranty obligations on homes sold and amounts reserved as collateral relating to an outstanding standby letter of credit.

      INVESTMENTS - Investments consist of liquid mutual fund accounts and are carried at cost, which approximates market value.

      REVENUE RECOGNITION - Revenue from the sale of real estate is recognized at the time title is conveyed to the buyer at the close of escrow, minimum down payment requirements are met, the terms of any notes received satisfy continuing payment requirements, and there are no requirements for continuing involvement with the properties. When it is determined that the earning process is not complete, income is deferred using the installment, cost recovery or percentage of completion methods of accounting, as appropriate.

      ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect (i) the reported amounts of assets and liabilities,
(ii) the disclosure of contingent assets and liabilities at the date of the financial statements and (iii) the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

HOMEFED CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued:

      PROVISIONS FOR LOSSES ON REAL ESTATE INVESTMENTS - Management periodically assesses the recoverability of its real estate investments by comparing the carrying amount of the investments with their fair value less costs to sell. The process involved in the determination of fair value requires estimates as to future events and market conditions. This estimation process assumes the Company has the ability to complete development and dispose of its real estate properties in the ordinary course of business based on management's present plans and intentions. When management determines that the carrying value of specific real estate investments should be reduced to properly record these assets at fair value less costs to sell, this write-down is recorded as a charge to current period operations.

      CAPITALIZATION OF INTEREST AND REAL ESTATE TAXES - Interest and real estate taxes attributable to land and home construction are capitalized and added to the cost of those properties while the properties are being actively developed.

2.    LAND AND REAL ESTATE HELD FOR DEVELOPMENT

      A summary of land and real estate held for development by project follows:

                                                December 31,
                                                ------------
                                       1998                    1997
                                       ----                    ----

Paradise Valley                     $4,636,000              $7,265,000

Silverwood                                -                  2,387,000
                                    ----------              ----------
      Total                         $4,636,000              $9,652,000
                                    ==========              ==========


      Interest capitalized in land and real estate held for development in 1996 was $26,000. No interest was capitalized in land and real estate held for development during 1998 and 1997.

      All land and real estate held for development is property in California and is pledged as collateral under the Amended and Restated Loan Agreement.

3.    NOTES PAYABLE

      As of August 14, 1998, the Company and LFC entered into an Amended and Restated Loan Agreement pursuant to which the Company and LFC amended the original loan agreement dated July 3, 1995 and restructured the Company's outstanding 12% Secured Convertible Note due 2003 ("Convertible Note") held by LFC. The restructured note dated August 14, 1998 (the "Restructured Note") has a principal amount of approximately $26,462,000 (reflecting the original $20,000,000 principal balance of the Convertible Note, together with additions to principal resulting from accrued and unpaid interest thereon to the date of the restructuring, as allowed under the terms of the Convertible Note), extends the maturity date from July 3, 2003 to December 31, 2004, reduces the interest rate from 12% to 6% and eliminates the convertibility feature of the Convertible Note. The Restructured Note is collateralized by a perfected first priority security interest in all

HOMEFED CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

3.  NOTES PAYABLE, continued:

assets of the borrower, whether now owned or hereafter acquired. No principal payments are due under the Restructured Note until its maturity date.

      As a result of the restructuring of the Convertible Note, the Restructured Note was recorded at fair value and the approximate $7,015,000 difference between the fair value of the Restructured Note and the carrying value of the Convertible Note was reflected as additional paid-in capital. This difference will be amortized as interest expense over the term of the Restructured Note using the interest method. Approximately $289,000 was amortized to interest expense during 1998. The carrying amount of this Restructured Note, net of this discount for fair value, was $19,736,000 at December 31, 1998.

      Interest accrued during the years ended December 31, 1998, 1997 and 1996 of $377,000, $2,208,000 and $2,669,000, respectively, was not paid and was added to the principal balance. Additional interest of $2,162,000, and $789,000 accrued during 1998 and 1997, respectively, was paid by the Company.

4.    INVESTMENT IN OTAY LAND COMPANY, LLC

      On October 14, 1998, the Company and Leucadia formed Otay Land Company for the purpose of purchasing 4,800 acres of land located within the 22,900 acre Otay Ranch planning area, located south of San Diego, California. The Company initially contributed $10,000,000 as capital and Leucadia contributed $10,000,000 as a preferred capital interest to Otay Land Company and the Company contributed an additional $125,000 as capital in 1998; the Company will act as development manager of this project.

      The following table provides certain summarized data with respect to Otay Land Company accounted for by the Company using the equity method of accounting for the year ended December 31, 1998.

            Assets                                          $ 20,460,000

            Liabilities                                          335,000
                                                            ------------
                  Net Assets                                $ 20,125,000
                                                            ============

      The Company's portion of the reported net assets      $ 10,125,000
                                                            ============

      For information with respect to the priority of distributions from Otay Land Company, see note 9(d).

5.    INCOME TAXES

      The income tax expense for all years presented principally relates to state franchise taxes. The Company has not recognized any tax benefit from its operating losses in all years presented.

      In 1997, the Internal Revenue Service granted the Company a favorable ruling on the Company's private letter ruling request and the Company received permission to reattribute a portion of the net operating losses from HomeFed Bank, F.S.B. ("HomeFed Bank") and its subsidiaries to the Company. The amount of net operating loss ("NOL") carryforwards reattributed was approximately $219,324,000.

HOMEFED CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

5.  INCOME TAXES, continued:

      The Company and its wholly-owned subsidiaries have NOL carryforwards available for federal income tax purposes of $266,245,000 as of December 31, 1998, including the NOLs reattributed to the Company by HomeFed Bank and its subsidiaries. These carryforwards were generated during 1984-1998 and expire during 1999-2018. For state income tax purposes, available NOLs as of December 31, 1998 total $32,305,000 and expire in 1999-2013.

      At December 31, the net deferred tax asset consisted of the following:

                                              1998               1997
                                              ----               ----

                  NOL carryforwards        $95,789,000       $89,623,000
                  Land basis                 3,081,000         6,000,000
                  Other                         28,000            78,000
                                           ------------      ------------
                                            98,898,000        95,701,000
                  Valuation allowance      (98,898,000)      (95,701,000)
                                           ------------      ------------
                                           $         0       $         0
                                           ============      ============

      The valuation allowance has been provided on the total amount of the deferred tax asset due to the uncertainty of future taxable income necessary for realization of the deferred tax asset. The valuation allowance increased by $3,197,000 and $76,100,000 in 1998 and 1997, respectively.

6.    PROVISION FOR LOSSES ON REAL ESTATE INVESTMENTS

      For the years ended December 31, 1998, 1997 and 1996, the Company recorded a loss of $425,000, $153,000 and $1,583,000, respectively, due to its decision not to complete the home development on the four detached single-family residential sites at the Paradise Valley project as originally planned and due to the revaluation of the other sites. The loss for each year was determined by comparing the carrying value of the investment to its fair value less costs to sell based on offers the Company has received and sales of comparable real estate.

7.    EARNINGS PER SHARE

      Basic loss per share of Common Stock for all years presented were calculated by dividing net loss by the 10,000,000 shares of Common Stock issued on July 3, 1995.

      Diluted loss per share of Common Stock were calculated as described above. The number of shares used to calculate diluted loss per share was 10,000,000 for each of the years ended December 31, 1998, 1997 and 1996, respectively. The calculation of diluted loss per share does not include Common Stock equivalents of 49,647,893, 54,073,383 and 49,314,276, respectively, which are antidilutive.

8.    COMMITMENTS AND CONTINGENCIES

      One of the Company's consolidated real estate partnerships placed approximately $1,000,000 on deposit with a financial institution in Salt Lake City, Utah to collateralize a standby letter of credit. The amount of the deposit

HOMEFED CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

8.  COMMITMENTS AND CONTINGENCIES, continued:

is included in restricted cash. The letter of credit was issued to guaranty the partnership's obligation under a property development agreement to construct a recreation center.

      One of the Company's wholly-owned subsidiaries, HomeFed Communities, must maintain a net worth of $5,000,000 and a cash balance of $400,000 in order to ensure its ability to pay amounts which may become due under an indemnity agreement with a third-party surety which provided security for certain obligations of the partnership in which HomeFed Communities was a partner. If HomeFed Communities does not meet these requirements, it must post an irrevocable letter of credit in the amount of 50% of the face value of the bonds issued by the surety. This letter of credit amount is currently estimated to be approximately $460,000.

9.    RELATED PARTY TRANSACTIONS

      The Company has entered into the following related party transactions with Leucadia and its subsidiary, LFC.

      (a) Amended Loan Agreement. As of August 14, 1998, the Company and LFC entered into an Amended and Restated Loan Agreement, pursuant to which the Company and LFC amended the original loan agreement dated July 3, 1995 and restructured the outstanding Convertible Note held by LFC. The Restructured Note has a principal amount of approximately $26,462,380 (reflecting the original $20,000,000 principal balance of the Convertible Note, together with additions to principal resulting from accrued and unpaid interest thereon to the date of the restructuring, as allowed under the terms of the Convertible Note), extends the maturity date from July 3, 2003 to December 31, 2004, reduces the interest rate from 12% to 6% and eliminates the convertibility feature of the Convertible Note. Interest only on the Restructured Note is paid quarterly and all unpaid principal is due on the maturity date. During the year ended December 31, 1998, the Company paid to LFC approximately $2,162,000 in interest on the Convertible Note and the Restructured Note. Also during this period, interest of approximately $377,000 was not paid and was added to the principal balance of the Convertible Note.

      As a result of the restructuring of the Convertible Note, the Restructured Note was recorded at fair value and the approximate $7,015,000 difference between such amount and the carrying value of the Convertible Note was reflected as additional paid-in capital. The $7,015,000 difference between the fair value of the Restructured Note and the carrying value of the Convertible Note will be amortized over the term of the Restructured Note using the interest method. Approximately $289,000 was amortized as interest expense in 1998.

      (b) Stock Purchase Agreements. In August and October 1998, the Company entered into stock purchase agreements (the "Stock Purchase Agreements") with Leucadia, pursuant to which the Company agreed to sell an aggregate of 46,557,826 additional shares of its Common Stock to Leucadia for an aggregate purchase price of $8,380,000. In connection with the Stock Purchase Agreements, Leucadia advanced to the Company $6,710,000 of the total purchase price, which amount is refundable in the event the closing of the Stock Purchase Agreements do not occur. The Stock Purchase Agreements provide that the balance of the purchase price will be paid at the closing and that the closing will occur on or after July 5, 1999, subject to the satisfaction of certain conditions. In 1998, Leucadia assigned the Stock Purchase Agreements to the Leucadia Trust. Upon consummation of the Stock Purchase Agreements, the Leucadia Trust will own 89.6% of the Common Stock to be outstanding. The Company has been advised that, following the purchase of Common

HOMEFED CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

9.  RELATED PARTY TRANSACTIONS, continued:

Stock under the two Stock Purchase Agreements and the effectiveness of a registration statement to be filed with the Securities and Exchange Commission, the Leucadia Trust intends to distribute to its beneficial holders all of the Company's Common Stock owned by the Trust as promptly as practicable.

      (c) Development Agreement. As of August 14, 1998, the Company entered into a Development Management Agreement ("Development Agreement") with an indirect subsidiary of Leucadia that owns certain real property located in the City of San Marcos, County of San Diego, California, to develop a master-planned residential project on such property. The project, known as San Elijo Hills, is intended to be developed into a community of approximately 3,400 homes over the next ten years. The Development Agreement provides that the Company will act as the development manager with responsibility for the overall management of the project, including arranging financing for the project, marketing and sales activity, and acting as the construction manager. The Development Agreement provides for the Company to receive a profit participation (as determined in accordance with the Development Agreement), and fee income for project management and marketing services based on the revenues derived from the project.

      (d) Otay Land Company, LLC. As of October 14, 1998, the Company and Leucadia formed Otay Land Company. The Company initially contributed $10,000,000 as capital and Leucadia contributed $10,000,000 as a preferred capital interest. The Company also contributed $125,000 as capital in 1998. The Company will act as the manager of Otay Land Company. Otay Land Company has acquired, for approximately $19,500,000, approximately 4,800 acres of land which is part of a 22,900 acre project located south of San Diego, California, known as Otay Ranch.

      All distributions by Otay Land Company shall be distributed to the Company and Leucadia in the following order of priority: (i) to pay Leucadia an annual minimum cumulative preferred return of 10% on all preferred capital contributed by Leucadia; (ii) to pay Leucadia an annual cumulative preferred return of 2% on all preferred capital provided by Leucadia, but payable only out of and to the extent there are profits; (iii) to repay all preferred capital provided by Leucadia; and (iv) any remaining funds are to be distributed to the Company.

      (e) Administrative Services Agreement. Pursuant to administrative services agreements, LFC provides administrative services to the Company, including providing the services of two of the Company's three executive officers. Administrative fees paid to LFC in 1998, 1997 and 1996 were $138,000, $80,000 and $143,000, respectively. Effective March 1, 1999, the Company and LFC entered into a new three year administrative services agreement pursuant to which the Company will pay LFC an administrative fee of $296,101 for the first annual period, with the fee for subsequent annual periods to be negotiated.

      The Company's corporate office is located at 1903 Wright Place, Suite 220, Carlsbad, California in an office building occupied and leased by a subsidiary of Leucadia.

      (f) Silverwood Project. On February 27, 1998, the Company purchased 19 lots at the Silverwood project from LFC for a purchase price of $500,000.

HOMEFED CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


10.   FAIR VALUE OF FINANCIAL INSTRUMENTS

      The Company's material financial instruments include cash and cash equivalents, restricted cash, investments and notes payable. In all cases, the carrying amount of such financial instruments approximates their fair values. In cases where quoted market prices are not available, fair values are based on estimates using present value techniques.

11.   SUBSEQUENT EVENTS

      On February 2, 1999, one of the Company's consolidated partnerships placed approximately $197,000 on deposit with a financial institution in Salt Lake City, Utah to secure a standby letter of credit. The letter of credit was issued to guaranty the partnership's obligation to complete landscape, irrigation and fencing improvements at the Paradise Valley project.

      On February 23, 1999, one of the Company's consolidated partnerships sold the remaining 75 residential lots at the Paradise Valley project for $2,250,000, less closing costs.

HOMEFED CORPORATION AND SUBSIDIARIES
Consolidated Balance Sheets
March 31, 1999 and December 31, 1998
(Dollars in thousands, except par value)


                                                        March 31,   December 31,
                                                          1999         1998
                                                        ---------   -----------
                                                       (Unaudited)

ASSETS
Land and real estate held for development               $  23,090    $   4,636
Cash and cash equivalents                                   4,015        3,120
Restricted cash                                             1,320        1,127
Investment in Otay Land Company, LLC                         --         10,125
Other investments                                            --             79
Deposits and other assets                                     247          164
                                                        ---------    ---------

TOTAL                                                   $  28,672    $  19,251
                                                        =========    =========

LIABILITIES
Note payable to Leucadia Financial Corporation          $  20,320    $  19,736
Accounts payables and accrued liabilities                   1,051          802
                                                        ---------    ---------

      Total liabilities                                    21,371       20,538
                                                        ---------    ---------

MINORITY INTEREST                                          10,000         --
                                                        ---------    ---------

COMMON STOCK SUBSCRIPTION
Advance under common stock subscription                     6,710        6,710
                                                        ---------    ---------

STOCKHOLDERS' DEFICIT
Common Stock, $.01 par value;
  100,000,000 shares authorized;                              100          100
  10,000,000 shares outstanding
Additional paid-in capital                                346,919      346,919
Accumulated deficit                                      (356,428)    (355,016)
                                                        ---------    ---------

       Total stockholders' deficit                         (9,409)      (7,997)
                                                        ---------    ---------

TOTAL                                                   $  28,672    $  19,251
                                                        =========    =========







             See notes to interim consolidated financial statements.

HOMEFED CORPORATION AND SUBSIDIARIES
Consolidated Statements of Operations
For the three months ended March 31, 1999 and 1998
(In thousands, except per share amounts)
(Unaudited)



                                                                1999      1998
                                                                ----      ----

Sales of residential properties                               $ 2,250   $   891
Cost of sales                                                   2,218       894
                                                              -------   -------

Gross profit (loss)                                                32        (3)

Provision for losses on real estate investments                   255      --
Interest expense relating to Leucadia Financial Corporation       584       772
General and administrative expenses                               575       131
Management fees to Leucadia Financial Corporation                  74        17
                                                              -------   -------

Loss from operations                                           (1,456)     (923)
Other income - net                                                 52        70
                                                              -------   -------

Loss before income taxes                                       (1,404)     (853)

Income tax expense                                                 (8)       (9)
                                                              -------   -------

Net loss                                                      $(1,412)  $  (862)
                                                              =======   =======

Basic loss per common share                                   $ (0.14)  $ (0.09)
                                                              =======   =======

Diluted loss per common share                                 $ (0.14)  $ (0.09)
                                                              =======   =======



            See notes to interim consolidated financial statements.

HOMEFED CORPORATION AND SUBSIDIARIES
Consolidated Statements of Changes in
Stockholders' Deficit For the three
months ended March 31, 1999 and 1998
(In thousands)
(Unaudited)


                             Common
                              Stock      Additional                    Total
                            $.01 Par      Paid-In    Accumulated   Stockholders'
                              Value       Capital      Deficit        Deficit
                            ---------    ----------  -----------   -------------

Balance, January 1, 1998    $     100    $ 339,904    $(350,743)     $ (10,739)
   Net loss                                                (862)          (862)
                            ---------    ---------    ---------      ---------

Balance, March 31, 1998     $     100    $ 339,904    $(351,605)     $ (11,601)
                            =========    =========    =========      =========

Balance, January 1, 1999    $     100    $ 346,919    $(355,016)     $  (7,997)
   Net loss                                              (1,412)        (1,412)
                            ---------    ---------    ---------      ---------

Balance, March 31, 1999     $     100    $ 346,919    $(356,428)     $  (9,409)
                            =========    =========    =========      =========



             See notes to interim consolidated financial statements.

HOMEFED CORPORATION AND SUBSIDIARIES
Consolidated Statements of Cash
Flows For the three months ended
March 31, 1999 and 1998
(In thousands)
(Unaudited)


                                                                                     1999       1998
                                                                                   -------    -------
CASH FLOWS FROM OPERATING ACTIVITIES:

Net loss                                                                           $(1,412)   $  (862)

Adjustments to reconcile net loss to net cash provided by (used in) operating activities:

   Provision for losses on real estate investments                                     255       --
   Accrued interest added to note payable to Leucadia Financial Corporation            584       --
   Changes in operating assets and liabilities:
       Land and real estate held for development                                     1,545        324
       Deposits and other assets                                                       (83)       237
       Accounts payable and accrued liabilities                                        120         52
   Decrease (increase) in restricted cash                                             (193)         3
                                                                                   -------    -------

       Net cash provided by (used in) operating activities                             816       (246)
                                                                                   -------    -------

CASH FLOWS FROM INVESTING ACTIVITIES:

Decrease (increase) in other investments                                                79         (1)
                                                                                   -------    -------

       Net cash provided by (used in) investing activities                              79         (1)
                                                                                   -------    -------

Net increase (decrease) in cash and cash equivalents                                   895       (247)

Cash and cash equivalents, beginning of period                                       3,120      4,195
                                                                                   -------    -------

Cash and cash equivalents, end of period                                           $ 4,015    $ 3,948
                                                                                   =======    =======




             See notes to interim consolidated financial statements.

                      HOMEFED CORPORATION AND SUBSIDIARIES
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

1. The unaudited interim consolidated financial statements, which reflect all adjustments (consisting only of normal recurring items) that management believes are necessary to present fairly the financial position, results of operations and cash flows, should be read in conjunction with the audited consolidated financial statements for HomeFed Corporation for the year ended December 31, 1998 which are included in the Company's Annual Report on Form 10-K, as amended by Form 10-K/A, for such year (the "1998 10-K"). Results of operations for interim periods are not necessarily indicative of annual results of operations. The consolidated balance sheet at December 31, 1998 was derived from the Company's audited consolidated financial statements in the 1998 10-K, and does not include all disclosures required by generally accepted accounting principles for annual financial statements.

     During the first quarter of 1999, the limited liability company agreement governing Otay Land Company, LLC ("Otay Land Company") was amended and as a result, the Company now has the ability to control Otay Land Company. Accordingly Otay Land Company has been included in the Company's consolidated financial statements. The Company previously had accounted for this investment under the equity method of accounting; the noncash effects on the Consolidated Statements of Cash Flows are a decrease in the investment in Otay Land Company of $10,125,000 and an increase in minority interest of $10,000,000.

2. In 1992, the Company filed for bankruptcy protection under Chapter 11 of the United States Bankruptcy Code. The Company emerged from bankruptcy in 1995 pursuant to a plan of reorganization (the "Plan"). Leucadia Financial Corporation ("LFC"), an indirect wholly-owned subsidiary of Leucadia National Corporation ("Leucadia"), principally funded the Plan by purchasing a $20,000,000 principal amount, 12% secured convertible note due 2003 (the "Convertible Note") and 2,700,000 shares of newly issued common stock, par value $.01 per share ("Common Stock") of the Company. In addition, LFC received 1,417,986 shares of Common Stock of the Company under the Plan. These shares, together with the shares LFC purchased, constituted 41.2% of the issued and outstanding Common Stock of the Company following the bankruptcy.

3. In August 1998, in connection with the stock purchase agreements and development management agreement referred to below, the Company and LFC entered into an Amended and Restated Loan Agreement, pursuant to which the Company and LFC restructured the outstanding Convertible Note held by LFC. The Restructured Note has a principal amount of approximately $26,462,000 (reflecting the original $20,000,000 principal balance of the Convertible Note, together with additions to principal resulting from accrued and unpaid interest thereon to the date of the restructuring, as allowed under the terms of the Convertible Note), extends the maturity date from July 3, 2003 to December 31, 2004, reduces the interest rate from 12% to 6% and eliminates the convertibility feature of the Convertible Note. Interest only on the Restructured Note is paid quarterly and all unpaid principal is due on the maturity date. During the three- month period ended March 31, 1999, interest of approximately $391,000 was accrued on the Restructured Note; this amount was paid to LFC in April 1999. As a result of the restructuring of the Convertible Note, the Restructured Note was recorded at fair value and the approximately $7,015,000 difference between such amount and the carrying value of the Convertible Note was reflected as additional paid-in capital. The $7,015,000 difference between the fair value of the Restructured Note and the carrying value of the Convertible Note will be amortized as interest expense over the term of the Restructured Note using the interest method. Approximately $193,000 was amortized as interest expense during the three-month period ended March 31, 1999.

4. In August and October 1998, in connection with the execution of the development management agreement for San Elijo Hills and the restructuring of the Convertible Note, Leucadia entered into agreements to purchase, on or after July 5, 1999, an additional 46,557,826 shares of Common Stock for aggregate consideration of $8,380,000. In 1998, Leucadia irrevocably transferred all of the Common Stock that it beneficially owned, together with the stock purchase agreements, to a trust (the "Leucadia Trust") formed for the benefit of Leucadia shareholders of record as of August 25, 1998 (the "Trust Beneficiaries"). The Leucadia Trust currently holds the 41.2% of the Company's issued and outstanding Common Stock that LFC acquired under the Plan, together with the stock purchase agreements. Upon consummation of the purchases under these stock purchase agreements, the Leucadia Trust will beneficially own 89.6% of the issued and outstanding Common Stock of the Company. Pursuant to the terms of the agreement governing the Leucadia Trust, the Leucadia Trust will terminate on the earlier of: (i) the date when all of the Company's Common Stock and any rights remaining under the stock purchase agreements have been distributed to the Trust Beneficiaries or (ii) December 31, 2001. The Company has been advised that, as promptly as practicable following the purchase of Common Stock under the two stock purchase agreements and the effectiveness of a registration statement to be filed with the Securities and Exchange Commission, the Leucadia Trust intends to distribute to its beneficial holders all of the Company's Common Stock then owned by the Leucadia Trust.

5. Basic loss per share of Common Stock for all periods presented was calculated by dividing the net loss by the 10,000,000 shares of Common Stock outstanding for the periods.

     Diluted loss per share of Common Stock was calculated as described above. The number of shares used to calculate diluted loss per share was 10,000,000 for 1999 and 1998. The calculation of diluted loss per share does not include Common Stock equivalents of 46,557,826 and 54,400,000 for 1999 and 1998, respectively, which are antidilutive.

6. As of October 14, 1998, the Company and Leucadia formed Otay Land Company. The Company initially contributed $10,000,000 as capital and Leucadia contributed $10,000,000 as a preferred capital interest. The Company also contributed $125,000 as capital in 1998 and $450,000 during the three-month period ended March 31, 1999. The Company is the manager of Otay Land Company. Otay Land Company has acquired, for approximately $19,500,000, approximately 4,800 acres of land which is part of a 22,900 acre project located south of San Diego, California, known as Otay Ranch. Distributions of net income from this investment first will be paid to Leucadia until it has received an annual cumulative preferred return of 12% on, and repayment of, its preferred investment. Any remaining funds are to be distributed to the Company.

7. Pursuant to administrative services agreements, LFC provides administrative services to the Company, including providing the services of two of the Company's three executive officers. Effective March 1, 1999, the Company and LFC entered into a new three year administrative services agreement pursuant to which the Company will pay LFC an administrative fee of $296,101 for the first annual period, with the fee for subsequent annual periods to be negotiated. Fees paid by the Company to LFC totaled $74,000 for the three-month period ended March 31, 1999.

     The Company rents office space and furnishings from a subsidiary of Leucadia for a monthly amount equal to its share of the Leucadia subsidiary's cost for such space and furnishings. For the three months ended March 31, 1999, the Company accrued $37,000 in rental expense, related to space provided by Leucadia or its affiliates, to the Leucadia subsidiary.

                       REPORT OF INDEPENDENT ACCOUNTANTS


To the Members of
Otay Land Company, LLC

In our opinion, the accompanying balance sheet and the related statements of operations, of members' capital and of cash flows present fairly, in all material respects, the financial position of Otay Land Company, LLC (the "Company") at December 31, 1998, and the results of its operations and its cash flows for the period from inception (October 14, 1998) to December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.



/s/ PricewaterhouseCoopers LLP


Salt Lake City, Utah
March 19, 1999

OTAY LAND COMPANY, LLC
BALANCE SHEET
--------------------------------------------------------------------------------

                                                              DECEMBER 31,
                                                                  1998
                                                                  ----
        ASSETS
          Land held for development.........................  $ 20,407,694
          Cash and cash equivalents.........................        52,111
                                                              ------------

               Total........................................  $ 20,459,805
                                                              ============

        LIABILITIES AND MEMBERS' CAPITAL
          Accounts payable and accrued liabilities..........  $    334,669
                                                              ------------

               Total liabilities............................       334,669
                                                              ------------

        MEMBERS' CAPITAL
          Preferred capital (liquidation preference of
            $10,000,068)....................................    10,000,068
          Capital...........................................    10,125,068
                                                              ------------

               Total members' capital.......................    20,125,136
                                                              ------------

               Total liabilities and members' capital.......  $ 20,459,805
                                                              ============

OTAY LAND COMPANY, LLC
STATEMENT OF OPERATIONS
--------------------------------------------------------------------------------


                                                          PERIOD FROM INCEPTION
                                                           (OCTOBER 14, 1998)
                                                          TO DECEMBER 31, 1998
                                                          --------------------
        OPERATING EXPENSES
          General and administrative expenses...............   $ (10,883)
                                                               ----------

               Loss from operations.........................     (10,883)

        OTHER INCOME
          Interest income...................................     11,019
                                                               ----------

               Net income...................................   $    136
                                                               ==========

OTAY LAND COMPANY, LLC
STATEMENT OF CHANGES IN MEMBERS' CAPITAL
FOR THE PERIOD FROM INCEPTION (OCTOBER 14, 1998) TO DECEMBER 31, 1998
--------------------------------------------------------------------------------


                                      PREFERRED
                                       CAPITAL         CAPITAL        TOTAL
                                       -------         -------        -----

   Preferred capital contribution... $ 10,000,000                 $ 10,000,000

   Capital contribution.............                $ 10,125,000    10,125,000

   Net income for the period from
     inception (October 14, 1998)
     to December 31, 1998...........           68             68           136
                                     ------------   ------------  ------------

        Total members' capital...... $ 10,000,068   $ 10,125,068  $ 20,125,136
                                     ============   ============  ============

OTAY LAND COMPANY, LLC
STATEMENT OF CASH FLOWS
--------------------------------------------------------------------------------


                                                       PERIOD FROM INCEPTION
                                                         (OCTOBER 14, 1998)
                                                       TO DECEMBER 31, 1998
                                                       --------------------
    Cash flows from operating activities:
      Net income.......................................         $  136
      Adjustments to reconcile net income to net
        cash used in operating activities:
           Changes in operating assets and liabilities:
             Land held for development..................   (20,407,694)
             Accounts payable and accrued liabilities...       334,669
                                                          ------------

              Net cash used in operating activities.....   (20,072,889)
                                                          ------------

    Cash flows from financing activities:
      Preferred capital contribution....................    10,000,000
      Capital contribution..............................    10,125,000
                                                          ------------

              Net cash provided by financing activities.    20,125,000

    Net increase in cash and cash equivalents...........        52,111

    Cash and cash equivalents, at inception
       (October 14, 1998)...............................            -
                                                          ------------

    Cash and cash equivalents, December 31, 1998........   $    52,111
                                                          ============

OTAY LAND COMPANY, LLC
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      BASIS OF PRESENTATION AND ORGANIZATION

      Otay Land Company, LLC (the "Company") is a limited liability company that was organized in October 1998 under terms of a Limited Liability Company Agreement (the "Agreement"). The two Members of the Company are HomeFed Corporation ("HomeFed") and Leucadia National Corporation ("LNC"). The Company is engaged in the investment in and development of master-planned communities in Southern California.

      LAND HELD FOR DEVELOPMENT

      Land held for development is carried at the lower of cost or fair value less costs to sell. The cost of land held for development includes all expenditures incurred in connection with the acquisition and development of the property, including interest and property taxes, while the properties are being actively developed.

      Cash and Cash Equivalents

      Cash and cash equivalents include short-term, highly liquid investments that are readily convertible to cash.

      ESTIMATES

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

OTAY LAND COMPANY, LLC
NOTES TO FINANCIAL STATEMENTS, CONTINUED
--------------------------------------------------------------------------------

1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued:

      Provisions for Losses on Real Estate Investments

      Management periodically assesses the recoverability of its real estate investments by comparing the carrying amount of the investments with their fair value less costs to sell. The process involved in the determination of fair value requires estimates as to future events and market conditions. This estimation process assumes the Company has the ability to complete development and dispose of its real estate properties in the ordinary course of business based on management's present plans and intentions. When management determines that the carrying value of specific real estate investments should be reduced to properly record these assets at fair value less costs to sell, the write-down is recorded as a charge to current period operations.

      INCOME TAXES

      The Company is not subject to income taxes; the individual members are required to report their distributive share of the Company's realized income, gain, loss, deductions or credits on their respective income tax returns.

2.    MEMBERS' CAPITAL

      Each member of the Company contributed capital in order to gain an interest in the Company. The two types of capital outlined in the Agreement include ordinary capital and preferred capital, which are held by HomeFed and LNC, respectively. As holder of the preferred capital, LNC is entitled to the following distribution of profits, in order of priority:

            1. An annual minimum cumulative preferred return of 10% on all preferred capital, of which there is $208,000 in arrears as of December 31, 1998;

            2. An annual minimum cumulative preferred return of 2% on all preferred capital, provided that this shall be payable to LNC only out of and to the extent of profits;

            3.    To repay all of the preferred capital provided by LNC;

            4.    Any remaining funds will be distributed to HomeFed.

OTAY LAND COMPANY, LLC
NOTES TO FINANCIAL STATEMENTS, CONTINUED
--------------------------------------------------------------------------------


2.    Members' Capital, continued:

      According to the terms of the Agreement, the Manager of the Company shall be selected by the unanimous vote of the Members; however, as long as LNC holds preferred capital, LNC shall select the Manager. In addition, as long as LNC holds preferred capital, only LNC may remove the Manager of the Company. Currently, LNC has selected HomeFed to be the Manager of the Company. The officers of the Company are to be elected by a unanimous vote of the members; however, as long as LNC holds preferred capital, it shall select the officers of the Company.

                               HOMEFED CORPORATION


                                50,675,812 SHARES

                                  COMMON STOCK





                                 ---------------


                                   PROSPECTUS


                                 ---------------







                                           , 1999

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         The following table sets forth the expenses payable by the registrant in connection with this registration statement. All such expenses are estimates, other than the filing fees payable to the SEC:

         SEC registration fee                        $        7,044
         Printing
         Accounting fees and expenses
         Legal fees and expenses
         Miscellaneous
                                                     ---------------
                  Total                              $
                                                     ===============

All amounts except the SEC registration fee are estimated.




ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         The Registrant is a Delaware corporation. Subsection (b) (7) of Section 102 of the Delaware General Corporation Law (the "DGCL") enables a corporation in its original certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for violations of the director's fiduciary duty, except (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL (providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions) or
(iv) for any transaction from which a director derived an improper personal benefit. Article 8 of the Restated Certificate of Incorporation of the Registrant (the "Restated Certificate") provides that, to the fullest extent permitted by the DGCL, no director of the Registrant shall be personally liable to the corporation or any of its stockholders for monetary damages for breach of fiduciary duty as a director.

         Article 9 of the Restated Certificate provides for the indemnification of directors and officers to the extent permitted by the DGCL. Subsection (a) of
Section 145 of the DGCL empowers a corporation to indemnify any director or officer, or former director of officer, who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director or officer of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding provided that such director of officer acted in good faith in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, provided further that such director or officer has no reasonable cause to believe his conduct was unlawful.

         Subsection (b) of Section 145 empowers a corporation to indemnify any director or officer, or former director or officer, who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys' fees) actually and reasonably incurred in connection with the defense or settlement of such action or suit provided that such director or officer acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which such director of officer shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that despite the adjudication of liability but in view of all of the circumstances of the case, such director of officer is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

         Section 145 further provides that (i) to the extent a director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to in subsections (a) and (b) or in the defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith; and (ii) indemnification and advancement of expenses provided for, by, or granted pursuant to, Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled. In addition, Section 145 empowers the corporation to purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him or incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liabilities under Section 145.

ITEM 16. EXHIBITS

Exhibit
Number                              Description
------                              -----------


2.1 Amended Disclosure Statement to HomeFed's Fourth Amended Plan of Reorganization Dated July 15, 1994 (incorporated by reference to
         Exhibit 2.1 to HomeFed's current report on Form 8-K dated June 14,
         1995).

2.2 HomeFed's Fourth Amended Plan of Reorganization Dated July 15, 1994 (incorporated by reference to Exhibit 2.2 to HomeFed's current report on Form 8-K dated June 14, 1995).

2.3 Order Modifying and Confirming HomeFed's Fourth Amended Plan of Reorganization Dated July 15, 1994 (incorporated by reference to
         Exhibit 2.3 to HomeFed's current report on Form 8-K dated June 14,
         1995).

3.1 Restated Certificate of Incorporation, as restated July 3, 1995 of HomeFed (incorporated by reference to Exhibit 3.1 to HomeFed's quarterly report on Form 10-Q for the quarter ended September 30,
         1995).

3.2 By-laws of HomeFed as amended through November 10, 1995 (incorporated by reference to Exhibit 3.2 to HomeFed's quarterly report on Form 10-Q for the quarter ended September 30, 1995).

5 Opinion of Weil, Gotshal & Manges LLP as to the validity of the securities offered hereby.*

10.1 Paradise Valley Unit 1 First Closing Purchase Agreement and Escrow Instructions, dated October 3, 1996, between Paradise Valley Communities No. 1 and The Forecast Group (Registered Trade Name), L.P. (incorporated by reference to Exhibit 10.1 to HomeFed's quarterly report on Form 10-Q for the quarter ended September 30, 1996).

10.2 Paradise Valley Unit 2 First Closing Purchase Agreement and Escrow Instructions, dated October 3, 1996, between Paradise Valley Communities No. 1 and The Forecast Group (Registered Trade Name), L.P. (incorporated by reference to Exhibit 10.2 to HomeFed's quarterly report on Form 10-Q for the quarter ended September 30, 1996).

10.3 Paradise Valley Unit 1 Second Closing Purchase Agreement and Escrow Instructions, dated October 3, 1996, between Paradise Valley Communities No. 1 and The Forecast Group (Registered Trade Name), L.P. (incorporated by reference to Exhibit 10.3 to HomeFed's quarterly report on Form 10-Q for the quarter ended September 30, 1996).

10.4 Paradise Valley Unit 2 Second Closing Purchase Agreement and Escrow Instructions, dated October 3, 1996, between Paradise Valley Communities No. 1 and The Forecast Group (Registered Trade Name), L.P. (incorporated by reference to Exhibit 10.4 to HomeFed's quarterly report on Form 10-Q for the quarter ended September 30, 1996).

10.5 Paradise Valley Unit 3 Option to Purchase Real Property and Escrow Instructions, dated October 3, 1996, between Paradise Valley Communities No. 1 and The Forecast Group (Registered Trade Name), L.P. (incorporated by reference to Exhibit 10.5 to HomeFed's quarterly report on Form 10-Q for the quarter ended September 30, 1996).


------------------------

*  To be filed by amendment.

Exhibit
Number                              Description
------                              -----------

10.6 Paradise Valley Unit 4 Option to Purchase Real Property and Escrow Instructions, dated October 3, 1996, between Paradise Valley Communities No. 1 and The Forecast Group (Registered Trade Name), L.P. (incorporated by reference to Exhibit 10.6 to HomeFed's quarterly report on Form 10-Q for the quarter ended September 30, 1996).

10.7 Real Estate Purchase Agreement and Escrow Instructions between Southfork Partnership and Northfork Communities (incorporated by reference to Exhibit 10.1 to HomeFed's quarterly report on Form 10-Q for the quarter ended June 30, 1998).

10.8 Amended and Restated Loan Agreement between HomeFed and Leucadia, dated as of August 14, 1998 (incorporated by reference to Exhibit 10.2 to HomeFed's current report on Form 8-K dated August 14, 1998).

10.9 Development Management Agreement between HomeFed and Provence Hills Development Company, LLC, dated as of August 14, 1998 (incorporated by reference to Exhibit 10.3 to HomeFed's current report on Form 8-K dated August 14, 1998).

10.10 Stock Purchase Agreement between HomeFed and Leucadia, dated as of August 14, 1998 (incorporated by reference to Exhibit 10.1 to HomeFed's current report on Form 8-K dated August 14, 1998).

10.11 Amended and Restated Limited Liability Company Agreement of Otay Land Company, LLC, dated as of October 14, 1998, between HomeFed and Leucadia National Corporation (incorporated by reference to Exhibit
         10.12 to HomeFed's quarterly report on Form 10-Q for the quarter ended September 30, 1998).

10.12 Stock Purchase Agreement, dated as of October 20, 1998, between HomeFed and Leucadia (incorporated by reference to Exhibit 10.1 to HomeFed's quarterly report on Form 10-Q for the quarter ended September 30,
         1998).

10.13 Administrative Services Agreement, dated as of March 1, 1999 between Leucadia Financial, HomeFed, HomeFed Resources Corporation and HomeFed Communities, Inc. (incorporated by reference to Exhibit 10.14 to HomeFed's annual report on Form 10-K for the year ended December 31,
         1998).

10.14 Amended and Restated Limited Liability Company Agreement of Otay Land Company, LLC, dated as of March 31, 1999, among HomeFed and Leucadia National Corporation (incorporated by reference to Exhibit 10.1 to HomeFed's quarterly report on Form 10-Q for the quarter ended March 31,
         1999).*

10.15 Purchase and Sale Agreement and Joint Escrow Instructions, dated as of September 30, 1998, by and between Paradise Valley Communities No. 1 and Richmond American Homes of California, Inc.*

21 Subsidiaries of HomeFed (incorporated by reference to Exhibit 21 to HomeFed's annual report on Form 10-K for the year ended December 31,
         1997).

23.1     Consent of PricewaterhouseCoopers LLP.

23.2 Consent of Weil, Gotshal & Manges LLP (included in the opinion to be filed as Exhibit 5 to this Registration Statement).*


------------------------

*  To be filed by amendment.

Exhibit
Number                              Description
------                              -----------

24      Power of Attorney (included in signature page to this Registration
        Statement).







------------------------

*  To be filed by amendment.

ITEM 17.  UNDERTAKINGS

The undersigned Registrant hereby undertakes that:

         The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report, to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by
Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Carlsbad, State of California, on this 3rd day of June, 1999.

                                         HOMEFED CORPORATION

                                         By: /s/ Corinne A. Maki
                                             -------------------------------
                                             Corinne A. Maki
                                             Secretary and Treasurer


         KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Paul J. Borden and Corinne A. Maki, and each of them, with full power to act without the other, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or either of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons on behalf of the registrant and in the capacities indicated, on the date set forth above.

                 SIGNATURE                                      TITLE                           DATE
                 ---------                                      -----                           ----
/s/ Timothy Considine                         Chairman of the Board and Director            June 3, 1999
---------------------------------
         Timothy Considine


/s/ Paul J. Borden                            President and Director                        June 3, 1999
---------------------------------             (Principal Executive Officer)
          Paul J. Borden


/s/ Corinne A. Maki                           Secretary and Treasurer                       June 3, 1999
---------------------------------             (Principal Financial and Accounting
          Corinne A. Maki                     Officer)


/s/ Patrick D. Bienvenue                      Director                                      June 3, 1999
---------------------------------
       Patrick D. Bienvenue


/s/ Ian M. Cumming                            Director                                      June 3, 1999
---------------------------------
          Ian M. Cumming


/s/ Michael A. Lobatz                         Director                                      June 3, 1999
---------------------------------
         Michael A. Lobatz


/s/ Joseph S. Steinberg                       Director                                      June 3, 1999
---------------------------------
        Joseph S. Steinberg

                                  EXHIBIT INDEX

Exhibit
Number                              Description
------                              -----------

2.1 Amended Disclosure Statement to HomeFed's Fourth Amended Plan of Reorganization Dated July 15, 1994 (incorporated by reference to
         Exhibit 2.1 to HomeFed's current report on Form 8-K dated June 14,
         1995).

2.2 HomeFed's Fourth Amended Plan of Reorganization Dated July 15, 1994 (incorporated by reference to Exhibit 2.2 to HomeFed's current report on Form 8-K dated June 14, 1995).

2.3 Order Modifying and Confirming HomeFed's Fourth Amended Plan of Reorganization Dated July 15, 1994 (incorporated by reference to
         Exhibit 2.3 to HomeFed's current report on Form 8-K dated June 14,
         1995).

3.1 Restated Certificate of Incorporation, as restated July 3, 1995 of HomeFed (incorporated by reference to Exhibit 3.1 to HomeFed's quarterly report on Form 10-Q for the quarter ended September 30,
         1995).

3.2 By-laws of HomeFed as amended through November 10, 1995 (incorporated by reference to Exhibit 3.2 to HomeFed's quarterly report on Form 10-Q for the quarter ended September 30, 1995).

5 Opinion of Weil, Gotshal & Manges LLP as to the validity of the securities offered hereby.*

10.1 Paradise Valley Unit 1 First Closing Purchase Agreement and Escrow Instructions, dated October 3, 1996, between Paradise Valley Communities No. 1 and The Forecast Group (Registered Trade Name), L.P. (incorporated by reference to Exhibit 10.1 to HomeFed's quarterly report on Form 10-Q for the quarter ended September 30, 1996).

10.2 Paradise Valley Unit 2 First Closing Purchase Agreement and Escrow Instructions, dated October 3, 1996, between Paradise Valley Communities No. 1 and The Forecast Group (Registered Trade Name), L.P. (incorporated by reference to Exhibit 10.2 to HomeFed's quarterly report on Form 10-Q for the quarter ended September 30, 1996).

10.3 Paradise Valley Unit 1 Second Closing Purchase Agreement and Escrow Instructions, dated October 3, 1996, between Paradise Valley Communities No. 1 and The Forecast Group (Registered Trade Name), L.P. (incorporated by reference to Exhibit 10.3 to HomeFed's quarterly report on Form 10-Q for the quarter ended September 30, 1996).

10.4 Paradise Valley Unit 2 Second Closing Purchase Agreement and Escrow Instructions, dated October 3, 1996, between Paradise Valley Communities No. 1 and The Forecast Group (Registered Trade Name), L.P. (incorporated by reference to Exhibit 10.4 to HomeFed's quarterly report on Form 10-Q for the quarter ended September 30, 1996).

10.5 Paradise Valley Unit 3 Option to Purchase Real Property and Escrow Instructions, dated October 3, 1996, between Paradise Valley Communities No. 1 and The Forecast Group (Registered Trade Name), L.P. (incorporated by reference to Exhibit 10.5 to HomeFed's quarterly report on Form 10-Q for the quarter ended September 30, 1996).


------------------------

*  To be filed by amendment.

Exhibit
Number                              Description
------                              -----------

10.6 Paradise Valley Unit 4 Option to Purchase Real Property and Escrow Instructions, dated October 3, 1996, between Paradise Valley Communities No. 1 and The Forecast Group (Registered Trade Name), L.P. (incorporated by reference to Exhibit 10.6 to HomeFed's quarterly report on Form 10-Q for the quarter ended September 30, 1996).

10.7 Real Estate Purchase Agreement and Escrow Instructions between Southfork Partnership and Northfork Communities (incorporated by reference to Exhibit 10.1 to HomeFed's quarterly report on Form 10-Q for the quarter ended June 30, 1998).

10.8 Amended and Restated Loan Agreement between HomeFed and Leucadia, dated as of August 14, 1998 (incorporated by reference to Exhibit 10.2 to HomeFed's current report on Form 8-K dated August 14, 1998).

10.9 Development Management Agreement between HomeFed and Provence Hills Development Company, LLC, dated as of August 14, 1998 (incorporated by reference to Exhibit 10.3 to HomeFed's current report on Form 8-K dated August 14, 1998).

10.10 Stock Purchase Agreement between HomeFed and Leucadia, dated as of August 14, 1998 (incorporated by reference to Exhibit 10.1 to HomeFed's current report on Form 8-K dated August 14, 1998).

10.11 Amended and Restated Limited Liability Company Agreement of Otay Land Company, LLC, dated as of October 14, 1998, between HomeFed and Leucadia National Corporation (incorporated by reference to Exhibit
         10.12 to HomeFed's quarterly report on Form 10-Q for the quarter ended September 30, 1998).

10.12 Stock Purchase Agreement, dated as of October 20, 1998, between HomeFed and Leucadia (incorporated by reference to Exhibit 10.1 to HomeFed's quarterly report on Form 10-Q for the quarter ended September 30,
         1998).

10.13 Administrative Services Agreement, dated as of March 1, 1999 between Leucadia Financial, HomeFed, HomeFed Resources Corporation and HomeFed Communities, Inc. (incorporated by reference to Exhibit 10.14 to HomeFed's annual report on Form 10-K for the year ended December 31,
         1998).

10.14 Amended and Restated Limited Liability Company Agreement of Otay Land Company, LLC, dated as of March 31, 1999, among HomeFed and Leucadia National Corporation (incorporated by reference to Exhibit 10.1 to HomeFed's quarterly report on Form 10-Q for the quarter ended March 31,
         1999).*

10.15 Purchase and Sale Agreement and Joint Escrow Instructions, dated as of September 30, 1998, by and between Paradise Valley Communities No. 1 and Richmond American Homes of California, Inc.*

21 Subsidiaries of HomeFed (incorporated by reference to Exhibit 21 to HomeFed's annual report on Form 10-K for the year ended December 31,
         1997).

23.1     Consent of PricewaterhouseCoopers LLP.

23.2 Consent of Weil, Gotshal & Manges LLP (included in the opinion to be filed as Exhibit 5 to this Registration Statement).*


------------------------

*  To be filed by amendment.

Exhibit
Number                              Description
------                              -----------

24      Power of Attorney (included in signature page to this Registration
        Statement).







------------------------

*  To be filed by amendment.